CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower
Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202
Website: www.capitaland.com
(Regn. No.: 198900036N)

RECEIVED

2008 APR 24 A 4: ??

OFFICE OF INTERNAT... CORPORATE FI...

82-4507

18 April 2008

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

[redacted]

08002117

Attn: Mr Elliot Staffin

Dear Sirs

SUPPL

CAPITALAND LIMITED
AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1. In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and news releases issued by CapitaLand Limited from 3 March 2008 till 31 March 2008, for your information and file record please.

2. Please do not hesitate to contact the undersigned at tel: (65) 68233515 or Ms Cecilia Chua at tel: (65) 68233519 if you need further assistance.

Yours faithfully

PROCESSED
APR 29 2008 E
THOMSON REUTERS

Ng Chooi Peng
Senior Secretariat Manager

Encs

dlw 4/25

S:\Sec\ADR\Ltr to ADR.doc

CapitaLand

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List of Information Made Public, Filed with the Singapore Exchange Securities Trading Limited (SGX-ST) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by The Ascott Group Limited - "Voluntary unconditional cash offer for The Ascott Group Limited - Public disclosure of dealings"	3 Mar 2008	For Public Relations Purposes
Announcement by DBS Bank Ltd for and on behalf of Somerset Capital Pte Ltd – "Voluntary Unconditional Cash Offer for The Ascott Group Limited – Level of acceptances"	3 Mar 2008	SGX-ST Listing Manual
Announcement by CapitaRetail China Trust Management Limited - "Presentation Slides - Post-acquisition Update"	3 Mar 2008	For Public Relations Purposes
Announcement by The Ascott Group Limited - "Voluntary unconditional cash offer for The Ascott Group Limited - Public disclosure of dealings"	3 Mar 2008	For Public Relations Purposes
Announcement by The Ascott Group Limited - "Voluntary unconditional cash offer for The Ascott Group Limited - Public disclosure of dealings"	4 Mar 2008	For Public Relations Purposes
Announcement by CapitaLand Limited – "Acquisition of remaining 1% stake in Shanghai Xin Xu Property Development Co., Ltd."	5 Mar 2008	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Convertible Bonds due 2018 – Closing"	5 Mar 2008	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Convertible Bonds due 2018 – Use of net proceeds"	5 Mar 2008	SGX-ST Listing Manual
Announcement by The Ascott Group Limited - "Voluntary unconditional cash offer for The Ascott Group Limited - Public disclosure of dealings"	6 Mar 2008	For Public Relations Purposes
Announcement by The Ascott Group Limited – "Voluntary unconditional cash offer for The Ascott Group Limited - Waiver from issuance of annual report"	6 Mar 2008	For Public Relations Purposes
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiaries, (I) Lonsvale Mauritius Holdings Ltd (II) LV Vadapalani Ltd (III) LV Tumkur Ltd (IV) CCDF II Limited"	11 Mar 2008	SGX-ST Listing Manual
Announcement by DBS Bank Ltd for and on behalf of Somerset Capital Pte Ltd – "Voluntary Unconditional Cash Offer for The Ascott Group Limited - Close of the Offer"	11 Mar 2008	SGX-ST Listing Manual
News release by CapitaLand Limited – "The Offer for Ascott is now closed"	11 Mar 2008	For Public Relations Purposes
Announcement by The Ascott Group Limited – "Request for Suspension"	11 Mar 2008	For Public Relations Purposes
Announcement by CapitaLand Limited - "Sale of the entire stake in an indirect associated company, Amber Fortress (M) Sdn Bhd"	12 Mar 2008	SGX-ST Listing Manual

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaCommercial Trust Management Limited - "Announcement by Quill Capita Trust - Proposed acquisition of a five (5) storey building with sub-basements car park with a total net lettable area of approximately 80,000 square feet erected on a substantial part of a piece of freehold land held under title Geran No 102620 for Lot 33042, Mukim Dengkil, Daerah Sepang, Selangor Darul Ehsan from Quill Land Sdn. Bhd."	14 Mar 2008	For Public Relations Purposes
Announcement by CapitaCommercial Trust Management Limited – "Issuance of S$150,000,000 3.05 Per Cent. Fixed Rate Notes Due 2010 Pursuant To The S$1,000,000,000 Multicurrency Medium Term Note Programme"	14 Mar 2008	For Public Relations Purposes
Announcement by DBS Bank Ltd for and on behalf of Somerset Capital Pte Ltd - "Compulsory acquisition of the issued ordinary shares in the capital of The Ascott Group Limited by Somerset Capital Pte Ltd"	14 Mar 2008	SGX-ST Listing Manual
News release by CapitaLand Limited - "Somerset Capital notifies Ascott shareholders it will acquire remaining Ascott shares"	14 Mar 2008	For Public Relations Purposes
Announcement by CapitaLand Limited - "Interest payment relating to Floating Rate Notes Series P1-S-0002L issued under CapitaLand Treasury Limited's S$3 billion Multicurrency Medium Term Note Programme"	17 Mar 2008	SGX-ST Listing Manual
Announcement by CapitaLand Limited - "Liquidation of indirect wholly-owned subsidiary, Shanghai Xin Li Property Development Co., Ltd"	18 Mar 2008	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiary, RCCF Limited"	20 Mar 2008	SGX-ST Listing Manual
News release by CapitaLand Limited – "Date of Despatch of Summary Report to Shareholders 2007 and Circular to Shareholders"	20 Mar 2008	For Public Relations Purposes
Announcement by CapitaMall Trust Management Limited - "Presentation slide on Debt Profile Post-Refinancing"	24 Mar 2008	For Public Relations Purposes
Announcement by CapitaCommercial Trust Management Limited - "Announcement by Quill Capita Trust ("QCT") - Proposed acquisitions by QCT of three properties"	25 Mar 2008	For Public Relations Purposes
Announcement by CapitaLand Limited – "Notice of Annual General Meeting"	27 Mar 2008	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Notice of Extraordinary General Meeting"	27 Mar 2008	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Notice of Books Closure and Dividend Payment Date"	27 Mar 2008	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Grant of Call Option to CapitaCommercial Trust in respect of 1 George Street"	27 Mar 2008	SGX-ST Listing Manual

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcements and news release by CapitaCommercial Trust Management Limited - "Grant of Call Option to CapitaCommercial Trust in respect of 1 George Street"	27 Mar 2008	For Public Relations Purposes
News release by CapitaLand Limited – "CapitaLand to develop 1,400 homes in Ho Chi Minh City"	27 Mar 2008	For Public Relations Purposes
Announcement by CapitaCommercial Trust Management Limited - "Presentation slides - Call option for 1 George Street"	27 Mar 2008	For Public Relations Purposes
Joint news release by CapitaLand Limited and SPRING Singapore - "SPRING Singapore and CapitaLand Retail co-organise inaugural overseas mission to China for Singapore SME Retailers"	31 Mar 2008	For Public Relations Purposes
News release by CapitaLand Limited – "Organisational re-alignment at CapitaLand Group"	31 Mar 2008	For Public Relations Purposes

S:\Sec\ADR\2008\Mar 2008.doc

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	03-Mar-2008 12:33:07
Announcement No.	00027

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	The Ascott Group Limited - "Voluntary unconditional cash offer for The Ascott Group Limited - Public disclosure of dealings"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement on the above matter, as attached for information.
Attachments:	Ascott.PublicDisclosureofDealings.3Mar08.pdf Total size = **243K** (2048K size limit recommended)

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THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Incorporated in the Republic of Singapore)
Company Registration no. 197900881N

VOLUNTARY UNCONDITIONAL CASH OFFER FOR THE ASCOTT GROUP LIMITED (THE "COMPANY")

PUBLIC DISCLOSURE OF DEALINGS

The Board of Directors of the Company refers to the voluntary unconditional cash offer for the Company made by DBS Bank Ltd, for and on behalf of Somerset Capital Pte Ltd (the "**Offeror**"), a wholly-owned subsidiary of CapitaLand Limited.

Pursuant to Rule 12.1 of the Singapore Code on Take-overs and Mergers, the Company wishes to report the following dealings in the ordinary shares in the capital of the Company ("**Shares**") on 29 February 2008 by Mr Yong Choon Miao, Gerald, a director of a subsidiary of the Company:

Date of disposal	:	29 February 2008
Name	:	Mr Yong Choon Miao, Gerald
Number of Shares disposed	:	16,440 Shares
Percentage of issued capital of the Company*	:	Approximately 0.001%
Price per Share (excluding brokerage, GST, stamp duties, clearing fee)	:	16,000 Shares at S$1.73 440 Shares at S$1.72
Resultant total number of Shares owned or controlled	:	0
Resultant total percentage of issued capital of the Company*	:	0%

Note:
*Based on total number of issued Shares of 1,610,437,298.

The Board of Directors of the Company (including those who may have delegated detailed supervision of this announcement ("**Announcement**")) has taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

Where any information has been extracted from published or otherwise publicly available sources, the sole responsibility of the Directors of the Company has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this Announcement.

By Order of the Board

Hazel Chew / Lam Chee Kin
Joint Company Secretaries
3 March 2008

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	03-Mar-2008 20:58:50
Announcement No.	00219

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Voluntary Unconditional Cash Offer for The Ascott Group Limited – "Level of Acceptances"
Description	The attached announcement issued by DBS Bank Ltd for and on behalf of Somerset Capital Pte Ltd, a wholly-owned subsidiary of CapitaLand Limited, on the above matter is for information.
Attachments:	SomersetAnn3Mar08.pdf Total size = **49K** (2048K size limit recommended)

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VOLUNTARY UNCONDITIONAL CASH OFFER

by

DBS BANK LTD

(Company Registration No. 196800306E)
(Incorporated in the Republic of Singapore)

for and on behalf of

SOMERSET CAPITAL PTE LTD

(Company Registration No. 199903322R)
(Incorporated in the Republic of Singapore)

a wholly-owned subsidiary of

CAPITALAND LIMITED

(Company Registration No. 198900036N)
(Incorporated in the Republic of Singapore)

to acquire all the issued ordinary shares in the capital of

THE ASCOTT GROUP LIMITED

(Company Registration No. 197900881N)
(Incorporated in the Republic of Singapore)

other than those already held by Somerset Capital Pte Ltd, Somerset Land Pte Ltd and Areca Investment Pte Ltd as at the date of the Offer

LEVEL OF ACCEPTANCES

1. INTRODUCTION

DBS Bank Ltd ("**DBS Bank**") refers to the offer document dated 26 January 2008 (the "**Offer Document**") in connection with the voluntary unconditional cash offer (the "**Offer**") by DBS Bank, for and on behalf of Somerset Capital Pte Ltd (the "**Offeror**"), a wholly-owned subsidiary of CapitaLand Limited, to acquire all the issued ordinary shares ("**Shares**") in the capital of The Ascott Group Limited ("**Ascott**") other than those already held by the Offeror, Somerset Land Pte Ltd ("**SLPL**") and Areca Investment Pte Ltd ("**AIPL**") as at the date of the Offer.

All capitalised terms not defined herein shall have the same meaning as used in the Offer Document.

2. LEVEL OF ACCEPTANCES AND AGGREGATE HOLDING

2.1 Acceptances of the Offer

Based on information provided to the Offeror, as at 5.00 p.m. on 3 March 2008, the Offeror has received, pursuant to the Offer, valid acceptances in respect of 379,972,739 Offer Shares, representing approximately 23.59% of the total number of Shares in issue[1].

Based on information available to the Offeror as at 3 March 2008, these acceptances include acceptances received from the Offeror's Concert Parties in respect of 5,189,161 Offer Shares, representing approximately 0.32% of the total number of Shares in issue.

2.2 Shares held before the Offer Period

As at 8 January 2008, being the Announcement Date, the Offeror, SLPL and AIPL owned or controlled an aggregate of 1,067,846,016 Shares, representing approximately 66.52% of the total number of Shares in issue then. As at the Announcement Date, the Offeror's other Concert Parties owned or controlled an aggregate of 4,886,550 Shares[2], representing approximately 0.30% of the total number of Shares in issue then.

Save as disclosed above, neither the Offeror nor its Concert Parties owned, controlled or agreed to acquire any Shares as at the Announcement Date.

2.3 Acquisitions/Purchases during the Offer Period

Between the Announcement Date and 5.00 p.m. on 27 February 2008, the Offeror has acquired by way of market purchases on the SGX-ST an aggregate of 132,236,000 Shares[3], representing approximately 8.21% of the total number of Shares in issue.

On 13 February 2008, 14,500 new Shares were issued to certain directors of subsidiaries of CapitaLand pursuant to the exercise of Options by such directors.

On 21 February 2008, 701,932 new Shares were issued to certain directors of subsidiaries of CapitaLand pursuant to the release of Awards under the Ascott Performance Share Plan.

On 28 February 2008, 140,516 new Shares were issued to certain directors of CapitaLand and its subsidiaries pursuant to the release of Awards under the Ascott Restricted Share Plan.

Save as disclosed above, neither the Offeror nor any of its Concert Parties (based on information available to the Offeror as at 3 March 2008) has acquired or agreed to acquire any further Shares between the Announcement Date and 5.00 p.m. on 3 March 2008.

---

1 Unless otherwise stated, references in this Announcement to the total number of Shares in issue are based on 1,610,437,298 Shares.

2 Of which 75,000 Shares have been disposed by a presumed Concert Party subsequently.

3 These Shares include 146,000 Shares which are believed to have been acquired from a Concert Party, which Shares have been included in the shareholdings of the Offeror's other Concert Parties as at the Announcement Date as stated in paragraph 2.2 above.

2.4 Aggregate Holding

Accordingly, as at 5.00 p.m. on 3 March 2008, DBS Bank wishes to announce, for and on behalf of the Offeror, the following:-

1.	Aggregate number of (i) Shares owned, controlled or agreed to be acquired by the Offeror and its Concert Parties, and (ii) valid acceptances of the Offer	1,580,388,092
2.	Percentage of total number of Shares in issue represented by the above number	98.13%

3. PROCEDURES FOR ACCEPTANCE

Shareholders who wish to accept the Offer but have not done so should complete, sign and forward their FAT or FAA (as the case may be) and all other relevant documents as soon as possible so as to reach the Offeror not later than the Final Closing Date.

Shareholders who are in any doubt about the Offer should consult their stockbroker, bank manager, solicitor or other professional adviser immediately.

Depositors and Shareholders who have not received or who have misplaced the Offer Document and/or the relevant acceptance forms should contact The Central Depository (Pte) Limited or Boardroom Corporate & Advisory Services Pte. Ltd., as the case may be, immediately at the following respective addresses:

The Central Depository (Pte) Limited
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807

Boardroom Corporate & Advisory Services Pte. Ltd.
3 Church Street
#08-01 Samsung Hub
Singapore 049483

4. RESPONSIBILITY STATEMENT

The directors of the Offeror (including those who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, information relating to Ascott and its subsidiaries), the sole responsibility of the directors of the Offeror has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this Announcement.

Issued by
DBS BANK LTD

For and on behalf of
SOMERSET CAPITAL PTE LTD
3 March 2008

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	03-Mar-2008 21:02:56
Announcement No.	00220

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaRetail China Trust - "Presentation Slides - Post-acquisition Update"
Description	CapitaLand Limited's subsidiary, CapitaRetail China Trust Management Limited, the manager of CapitaRetail China Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CRCT_Post-Acquisition_Update_Mar08.pdf Total size = **2579K** (2048K size limit recommended) **Total attachment size has exceeded the recommended value**

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CapitaRetail China Trust

CAPITARETAIL CHINA TRUST (CRCT)

Singapore's first pure-play China retail REIT



Post - acquisition update

March 2008

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Disclaimers

This presentation is focused on comparing actual results versus forecasts stated in the CRCT IPO Prospectus dated 29 November 2006. This shall be read in conjunction with paragraph 9 of CRCT 2007 Fourth Quarter Unaudited Financial Statement and Distribution Announcement.

This presentation may contain forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of occupancy rate, property rental income, charge out collections, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes, and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events.

In relation to the initial public offering of units in CRCT, the Sole Financial Adviser was J.P. Morgan (S.E.A.) Limited and the Underwriters and Bookrunners were J.P. Morgan (S.E.A.) Limited, UBS, acting through its business group, UBS Investment Bank and China International Capital Corporation Limited.

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CapitaRetail China Trust

Contents

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CapitaRetail China Trust

Overview of CRCT



CapitaRetail China Trust

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Singapore's First Pure-Play China Retail REIT (listed on 8 December 2006)

Geographically diversified portfolio in multi-tiered cities across China
8 quality retail malls located in large population catchment areas
Well-positioned to cater to the shopping needs of residents

Saihan Mall, Huhehaote
- 5-level retail mall
- GFA: 41,938 sq m

Anzhen Mall, Beijing
- 6-level retail mall
- GFA: 43,442 sq m

Jiulong Mall, Beijing
- 4-level retail mall
- GFA: 49,526 sq m

Wangjing Mall, Beijing
- 5-level retail podium with a 7-level tower above the podium
- GFA: 82,634 sq m

Xizhimen Mall, Beijing
- 7-level retail mall
- GFA: 73,857 sq m


Huhehaote
Beijing
Zhengzhou
Shanghai
Wuhu

Portfolio
- **8 retail malls**
- **Total GFA: 527,363 sq m**

Zhengzhou Mall, Zhengzhou
- 7-level retail mall
- GFA: 92,356 sq m

Qibao Mall, Shanghai
- 4-level retail mall
- GFA: 83,986 sq m

Xinwu Mall, Wuhu
- 4-level retail mall
- GFA: 59,624 sq m

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CapitaRetail China Trust

...With A Platform Designed To Take Advantage Of All Opportunities In The Marketplace

Multi-sourced portfolio demonstrates capability of comprehensive retail business platform

Ability to capitalise on the full spectrum of retail opportunities in cities across China

Greenfield developments


Wangjing Mall, Beijing


Xinwu Mall, Wuhu

Third party acquisitions


Jiulong Mall, Beijing


Xizhimen Mall, Beijing

Strategic partnerships with retail operators


Anzhen Mall, Beijing


Zhengzhou Mall, ZZ


Saihan Mall, Huhehaote

Master-Lease from Landowner


Qibao Mall, Shanghai

CapitaRetail China Trust

Anchored By Well-Established Brand Names...

Our anchor tenants include...

Eighth largest retailer in China(1)

北京華聯集團
BEIJING HUALIAN GROUP


欢迎光临北京华联
WELCOME TO BEIJING HUALIAN

World's largest retailer(1)

WAL★MART


WAL★MART

World's second largest retailer(2)

Carrefour



Prominent international brands at the malls include...

McDonald's, MANGO, ESPRIT, Pizza Hut, KFC, Watsons 屈臣氏, OSIM, Calvin Klein Jeans, Starbucks Coffee, MORGAN, SPINELLI, swatch, crocs, SUBWAY

Prominent local brands at the malls include...

BOXWORLD, SILVERTOWN 銀鋼, GIRDEAR, HOTWIND, Vivitix SANRIO, 麻辣香鍋, Mark Fairwhale FAIRWHALE

Notes:
(1) Based on annual sales in 2006
(2) Based on annual sales for the financial year ended 31 January 2007

CapitaRetail China Trust

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A Three-Pronged Growth Strategy to Drive Total Returns

Organic Growth	■ Favourable macro and retail sales growth outlook supports positive rental reversion ■ Potential upside from percentage of gross sales turnover
Asset Enhancements	■ Proven track record to identify assets with value creation potential ■ Initial portfolio has significant asset enhancement opportunities
Strong Acquisition Pipeline	■ Proprietary and secured pipeline through rights of first refusal □ CRCT's footprint is expected to expand to 44 cities across China

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CapitaRetail China Trust

Potential Upside from Organic Rental Growth

- Exposure to China's forecast retail sales growth of 10.0% p.a. (2005 – 2011)
- Favourable lease structure provides for turnover rental upside
  - — Installed POS (point-of-sales) system to capture more accurately the sales receipts

High percentage of committed leases[1] with turnover rent provisions



By total GRA
73.3%



By number of leases
83.2%

■ % of Committed Leases with Turnover Rents[1]

Note:
(1) As at 31 December 2007. Including Xizhimen Mall

CapitaRetail China Trust

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Supported By Strong China Macroeconomic Fundamentals

Rapidly Increasing Urban Household Income


Rmb per annum per household
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Forecast ➔
1996
1998
2000
2002
2004
2006
2008
2010
2012
2014

Population Growth And Growing Urbanisation


Urbanisation
53.0%
51.0%
49.0%
47.0%
45.0%
43.0%
41.0%
39.0%
37.0%
35.0%
Population
Urbanisation
Population (mil)
1400
1350
1300
1250
1200
1150
1100
1050
1000
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012

Retail sales to grow at 13.5% p.a. (2006 – 2012)


CAGR: 13.5%
RMB trillions
12
10
8
6
4
2
-
2.9
3.4
4.2
4.8
5.5
6.4
7.2
8.2
9.2
10.2
2003 (a)
2004 (a)
2005 (a)
2006 (a)
2007 (a)
2008 (f)
2009 (f)
2010 (f)
2011 (f)
2012 (f)

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1. Year end December.
2. Excludes national wholesale trades, as well as motor vehicle related sales, transport costs and utilities.
3. Nominal RMB.
(a) actual; (f) forecast.
Sources : National Bureau of Statistics China; China Statistics Yearbook; URBIS

CapitaRetail China Trust

Capitalises On China's Robust Retail Sales Growth

Retail sales growth continues to outpace nominal GDP growth (1998 – 2012)


GDP
Retail Sales
13.0%
12.5%
12.0%
11.5%
11.0%
12.1%
12.6%
12.7%
12.9%
1998-07
2008-12

Strong retail sales growth supports rental growth outlook

- Average gross market rental growth rates in Beijing and Shanghai were 6% and 11% p.a. respectively over the past 5-6 years
- China's retail rental rates expected to grow at between 5% to 8% p.a. over the next 5 years

Source: URBIS

CapitaRetail China Trust

Room for China Retail Space to Grow

- **Substantially lower retail space per capita as compared to Western standards**


1.2
1.0
1.2
1.3
3.5
China
Singapore
Hong Kong
Korea
U.S.
Sq m of Retail Space Per Person

Note:
(1) Estimates by URBIS

CapitaRetail China Trust

Potential Upside from Asset Enhancement

	Asset Enhancement Initiatives[1]		Objectives
Jiulong Mall	 	■ Conversion of rooftop carpark to retail space ■ New annex block with retail and carpark	■ Create additional ~11,000 sq m of GFA (~ 22% of total GFA)
Zhengzhou Mall	 	■ Conversion of open-air carpark to new annex block with retail and carpark linked to main building ■ Linkways integrated with shops	■ Create additional ~12,000 sq m of GFA (~ 13% of total GFA)
Saihan Mall	 	■ Recovery of GRA from master lessee and re-leasing to specialty tenants	■ Increased rent on recovered space ~32,000 sq m GFA (> 70% of GFA)

Proven track record to identify assets with value creation potential

Note:
(1) Subject to receipt of approvals from relevant authorities.

CapitaRetail China Trust

Proposed AEI Works at Saihan Mall (formerly known as Jinyu Mall)


長安·金座
TEL:0471-8962222
KFC
Existing facade of the mall


Existing interior

The proposed AEI works aim to enhance the rental income and property yield of the mall by addressing its current weaknesses:

- Inefficient layout

- A lack of on-site car parking lots

Saihan Mall
Proposed AEI works on Level 1

Relocate popular fresh goods section of the supermarket to Level 3;
Reconfigure and lease recovered prime space to higher-yielding specialty tenants

Before


Existing department store occupying prime L1 space
Existing supermarket (fresh goods) occupying prime L1 space

Level 1

After



Convert recovered prime space for specialty tenants
Improve layout and circulation

CapitaRetail China Trust

Saihan Mall

Proposed AEI works on Levels 2 and 3

Lease recovered department store space to higher-yielding specialty tenants; Relocated supermarket on L3 would help to drive shopper traffic and rental values

Before



Level 3

After


Relocated supermarket (fresh goods) to drive shopper traffic and rental value on the upper floors

Convert recovered dept store space for specialty tenants
Improve layout and circulation

CapitaRetail China Trust

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Saihan Mall
Proposed AEI works on Levels 4 & 5

Build car parking lots on both L4 and L5

Before



Level 4

After



Car park

CapitaRetail China Trust

Saihan Mall

Summary of AEI works

Transform Saihan Mall into a one-stop family shopping, dining, and entertainment destination - a first of its kind in Huhehaote



New facade



New central atrium

- **L1: Relocate popular fresh goods section of supermarket to L3;**
  Reconfigure and lease recovered prime space to higher-yielding specialty tenants
- **L2 & L3: Lease recovered department store space to higher-yielding specialty tenants;**
  Relocated supermarket on L3 would help drive shopper traffic and rental values
- **L4 & L5: Build car parking lots**

Saihan Mall

ROI from Proposed AEI Works

Capital Expenditure	Start Date	Completion Date
RMB 82.5 mil	Third Quarter 2007	First Half 2008

	AEI Budget[1] (RMB '000)
Stabilised Net Property Income (FY2008) in Prospectus	21,666
Stabilised Net Property Income after proposed AEI works	29,945
Increase in Net Property Income	8,280
Capital Expenditure	82,500
Return on Investment	**~ 10.0%[2]**

1. Based on the Manager's estimates
2. On an ungeared basis

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CapitaRetail China Trust

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CRCT Enjoys Rights of First Refusal to a Proprietary and Secured Pipeline of Assets

	CapitaRetail China Development Fund I & II (~US$1.2bil of committed equity raised)	CapitaRetail China Incubator Fund (US$425mil of committed equity raised)		CapitaLand Retail Limited	CRCT
Status	Asset Value (S$)	Funds Exposure (S$)	Gross Rentable Area (sq m)	Total No. of Malls	
Approval obtained from Chinese Authorities	4.1 billion	3.4 billion	2.5 million	45	
Pending approval from Chinese Authorities	3.9 billion	2.5 billion	1.0 million	10	
Total Committed	8.0 billion	5.9 billion	3.5 million	55	
Under MOUs	-	-	-	18	
Total	8.0 billion	5.9 billion	3.5 million	73	

CRCT enjoys rights of first refusal to a proprietary and secured pipeline of assets held by CapitaLand-sponsored funds and CapitaLand Retail

Number of operational malls : 24
Target opening in 2008 : 14
Target opening in 2009 : 10

All information is as at 22 February 2008

CapitaRetail China Trust

CRCT's Footprint is Expected to Expand to 44 Cities Across China



Saihan Mall
Anzhen Mall
Jiulong Mall
Wangjing Mall
Xizhimen Mall
Zhengzhou Mall
Qibao Mall
Xinwu Mall
Ha'er'bin
Jilin
Huhehaote
Shenyang
Xinjiang
Gansu
Beijing
Tianjin
Dalian
Shanxi
Zibo
Weifang
Anyang
Tai'an
Laiwu
Qinghai
Rizhao
Lanzhou
Xinxiang
Zhengzhou
Yangzhou
Xi'an
Henan
Kunshan
Xizang
(Tibet)
Hefei
Shanghai
Sichuan
Mianyang
Ma'an'shan
Chengdu
Wuhan
Wuhu
Deyang
Chongqing
Yibin
Changsha
Nanchang
Chongqing
Zhuzhou
Guizhou
Yiyang
Hengyang
Quanzhou
Yunnan
Guangdong
Zhangzhou
Zhaoqing
Foshan
Guangzhou
Huizhou
Zhanjiang
Dongguan
Maoming
Jiangmen
Shenzhen
Hainan

★ Assets in CRCT

● Assets in the pipeline

All information is as at 22 February 2008

CapitaRetail China Trust

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CRCT's First Acquisition – Xizhimen Mall, Beijing

A one-stop shopping, dining and entertainment destination which is part of Xihuan Plaza, an iconic integrated mixed-use development comprising three office towers and a commercial block

Located at Xizhimen transportation hub which enjoys 2.7 mil commuters in a week





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CapitaRetail China Trust

Xizhimen Mall Property Overview

As at 31 December 2007 (unless otherwise stated)

Year of completion	2005, with refurbishments in 2006 and 2007
GRA	73,857 sqm
Number of Leases	198[1]
Car Park Lots	365 lots[2]
Land Use Right Expiry	Yr 2054 (overall integrated use) Yr 2044 (retail use)
Appraised Values (as at 30 September 2007)	S$338.4mil (RMB1,692.0mil)[3] by Colliers S$340.0mil (RMB1,700.0mil)[3] by Knight Frank Petty
Prominent Domestic and International Brands	KFC, Pizza Hut, McDonald's, BreadTalk, Esprit, Sephora, Beijing Hualian Supermarket, Sport 100, Vero Moda, Jack & Jones
Committed Occupancy Rate	86.8%
NPI Yield	5.7% for FY2008 [4] 6.4% for FY2009 [5]







Notes:
(1) Based on committed leases.
(2) Represents the number of car parks available for use. These are a part of Xihuan Plaza and not part of the proposed acquisition.
(3) The Independent Valuers have adopted an exchange rate of S$1.00 is to RMB5.00
(4) Based on average occupancy rate of 88.7%
(5) Based on 100% assumed occupancy.

Attractive DPU Accretion

Attractive DPU accretion of 4.1 % and 11.4% growth in Xizhimen Mall's FY2009 NPI

New Unit Issue Price @ S$1.36


+4.1%
6.41¢
6.67¢
Existing Portfolio
Enlarged Portfolio

Xizhimen Mall's NPI Yield (2)


Assumed Occupancy Rate
88.7%
100%
6.4%
5.7%
FY2008
FY2009

Notes:
(1) The acquisition was funded through Equity Fund Raising of up to S$188 mil, borrowings of S$100 mil and S$49.7 mil internal cash balances
(2) Computed based on Agreed Property Price of S$336mil

CapitaRetail China Trust

In Line with Manager's Investment and Acquisition Growth Strategy

41.1% increase in Deposited Property value augments CRCT's vision to grow its Deposited Property value to S$3.0bil by 2009


Existing Portfolio(1)
Enlarged Portfolio
Target By 2009
S$779.4 mil
41.1%
S$1,099.4 mil
S$3.0 bil

Note:
(1) As at 31 December 2007

CapitaRetail China Trust

Acquisition of Phase 2 Development Provides Further Value Creation Opportunity

Attractive Fixed Acquisition Price and Direct Pedestrian Connectivity to the adjacent MRT and railway stations provide additional growth

Phase 2 is estimated to provide approximately **15.6%** increase in GRA



To Beijing North railway station
To Xizhimen MRT station for Line 2 and Line 4
Phase 2
Phase 1

Floor Plan of Basement 1

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CapitaRetail China Trust

Financial Results for FY 2007



CapitaRetail China Trust

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Distribution Statement : FY 2007 (1 Jan – 31 Dec 07)

	Actual S$'000	Forecast[1] S$'000	Variance (%)	YTD 2007[2] S$'000
Gross Revenue	71,855	77,599	(7.4)	78,194
Less property operating expenses	(25,341)	(26,880)	5.7	(29,261)
Net property income	46,514	50,719	(8.3)	48,933
Non-operating income/(expense)	(525)	-	-	(1,091)
Other trust expenses	(5,286)	(5,474)	3.4	(6,301)
Net Interest expenses	(4,964)	(10,707)	53.6	(5,270)
Net income before change in fair value of fin. derivative & inv. ptys & unrealised FX gain	35,739	34,538	3.5	36,271
Change in fair value of fin. derivative & inv. ptys	27,112	-	-	47,584
Foreign exchange loss - unrealised	(735)	-	-	(429)
Net income before taxation	62,116	34,538	79.8	83,426
Taxation	(26,379)	(6,319)	(317.5)	(26,785)
Minority Interest	(59)	(621)	90.5	155
Distribution Adjustment	(3,690)	1,673	(320.6)	(24,508)
Distributable Income	31,988	29,271	9.5	32,288
Distribution Per Unit (for the period)	6.72¢	6.13¢	9.5	6.78¢
Annualised Distribution Per Unit	6.72¢	6.13¢	9.5	N.M[3]

1. The forecast is based on the forecast shown in CRCT Prospectus (the "Prospectus") dated 29 November 2006.
2. YTD 2007 includes private trust period from 23 October 2006 to 7 December 2006 ("Private Trust Period") and public trust period from the date of listing on 8 December 2006 ("Listing Date") to 30 September 2007.
3. N.M.- not meaningful

CapitaRetail China Trust

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Net Property Income (in RMB) : FY 2007



CRCT Portfolio
234,915
254,378
7.7%
Wangjing Mall
85,208
80,850
Anzhen Mall
63,021
62,890
Zhengzhou Mall
38,982
37,128
Jiulong Mall
31,770
33,855
Provision for doubtful debt
Saihan Mall
18,773
18,493
Xinwu Mall
1,948
6,476
Downtime resulting from reconfiguration works on Level 1
Qibao Mall
-4,787
14,686
Delayed opening of F&B tenants on lower floors due to late approvals from authorities for gas provision in 1Q 2007. This led to prolonged leasing negotiations with prospects on the upper floors. NPI is expected to improve within 3 to 6 months' time
-5000
50000
105000
160000
215000
270000
RMB'000
Actual
Forecast

CapitaRetail China Trust

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Distributable Income : FY 2007 (1 Jan – 31 Dec 07)

Distributable Income exceeds forecast[1] by 9.5%

	FY 2007 (S$'000)		Fav / (Unfav)
	Actual	Forecast[1]	S$'000
Net Property Income	46,514	50,719	(4,205)
Distributable Income	31,988	29,271	2,717

Distributable Income in FY 2007 is favourable at $2.7 mil mainly due to:-

	S$ million
Net interest savings	**5.7**
Lower NPI	**(4.2)**
Lower taxes	**0.8**

1. The forecast is based on the forecast shown in CRCT Prospectus dated 29 November 2006.

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CapitaRetail China Trust

Consistently Outperformed DPU forecasts

Period	Forecast (Annualised)	Actual (Annualised)	Variance from forecast
1Q 2007	5.58 cents	6.11 cents	9.50%
2 Q 2007	6.22 cents	6.82 cents	9.60%
3 Q 2007	6.24 cents	6.80 cents	9.00%
4Q 2007	6.55 cents	7.15 cents	9.10%



Actual DPU (annualised)
Forecast DPU (annualised)
6.11 cents
5.58 cents
6.82 cents
6.22 cents
6.80 cents
6.24 cents
7.15 cents
6.55 cents
1Q 2007
2Q 2007
3Q 2007
4Q 2007

CapitaRetail China Trust

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Debt Capital Information (as at 31 Dec 2007)

Debt Maturity Profile


S$ million
300
250
200
150
100
50
0
■ Trust - Unsecured Term loan (Fixed Rate) & Trust - Money Market Facility (Variable Rate)
□ Anzhen - Secured (Variable Rate)
231.8
Var Rate 34.4%
171.1
60.7
Total Borrowings
2008
2011

Key Statistics of CRCT

Gearing Ratio	29.7%
Interest Cover	5.5 times
Average Cost of Debt	3.0%

Net Interest Savings for 4Q 2007

	S$'000
Actual interest expense	1,860
Forecast interest expense	2,706
Interest expense saving [1]	846
Add:	
Unbudgeted interest income [2]	536
Net interest savings	1,382

1. This was mainly due to interest savings arising from the two-year non-deliverable cross-currency interest rate swap that CRCT has entered into in respect of its US$105.0 million unsecured two-year term loan facility.
2. An interest income of $0.5 million was mainly earned from surplus funds held by the trust.

CapitaRetail China Trust

Post- Xizhimen Mall Acquisition Debt Capital Information

Post-acquisition Debt Capacity [1]



29.7%
31.6%
Additional Debt capacity of S$36.9mil
Max. Aggregate Leverage Limit: 35.0%[2]
Pre-Acquisition
Post-Acquisition

Post-acquisition Debt Maturity Profile [1]



349
Anzhen - Secured (Variable Rate)
Trust - Unsecured (Fixed Rate)
Trust - Unsecured (Fixed Rate)
Trust - Unsecured (Variable Rate)
Variable Rate 27.8%
Fixed Rate 72.2%
152
39
100
58
Total Borrowings
2008
2009
2010
2011
(in S$ millions)

Notes:
(1) Based on CRCT's latest unaudited financial statements as at 31 December 2007
(2) Code on Collective Investment Schemes - Property Funds Guidelines Aggregate Leverage Limit (assuming no credit rating is obtained).

CapitaRetail China Trust

Balance Sheet

As at 31 Dec 2007	S$'000
Investment properties	722,883
Plant and equipment	1,673
Trade and other receivables	18,109
Cash and cash equivalents	67,170
Total Assets	**809,835**
Trade and other payables	42,168
Security deposits	8,284
Interest-bearing borrowings	231,811
Deferred tax liabilities	19,300
Financial derivatives	11,331
Provision for taxation	243
Total Liabilities	**313,137**
Minority interest	**13,543**

Net assets attributable to Unitholders	**483,155**
Units In Issue ('000 units)[1] (as at 31 Dec 2007)	**476,371**
Net Asset Value per unit	**S$1.01**
Adjusted Net Asset Value per unit (net of distribution)	**S$0.98**

1. Include units which will be issued to the Manager as payment for the performance component of the asset management fees for 4Q 2007 (which will be issued in 1Q 2008)

CapitaRetail China Trust

CRCT Performance since IPO (8 Dec 2006) to 31 Jan 2008

- 35.4% Unit Price Appreciation
- 41.4% Total Return
- Outperformed FSSTI & FSTREI Index
- 5.7% Growth in Total Asset Size
- 35.5% Growth in Market Cap


% change in unit price/index value
200
180
160
140
120
100
80
60
40
20
0
-20
IPO
29-Dec-06
23-Jan-07
13-Feb-07
8-Mar-07
29-Mar-07
20-Apr-07
14-May-07
5-Jun-07
26-Jun-07
17-Jul-07
7-Aug-07
29-Aug-07
19-Sep-07
10-Oct-07
31-Oct-07
22-Nov-07
13-Dec-07
8-Jan-08
30-Jan-08
CRCT
FSSTI
FSTREI
IPO to 31 Jan 08
CRCT + 35.4%
FSSTI + 0.1%
FSTREI - 12.1%

FSSTI –FTSE Straits Times Index, FSTREI – Singapore REIT index
Source : Bloomberg, CRCTML

CapitaRetail China Trust

Portfolio Update for FY 2007



CapitaRetail China Trust

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Occupancy rates

Steady increase in occupancy rates at the newer malls

	As at 31 Dec 06[1]	As at 31 Mar 07[1]	As at 30 Jun 07[1]	As at 30 Sep 07[1]	As at 31 Dec 07[1]
Wangjing Mall	89.9%	89.3%	98.3%	99.4%	99.2%
Jiulong Mall	100%	100%	100%	100%	100%
Anzhen Mall	100%	100%	100%	100%	100%
Qibao Mall	72.4%	73.9%	78.7%	79.4%	81.1%
Zhengzhou Mall	100%	100%	100%	100%	100%
Saihan Mall	100%	100%	100%	100%	N.M.[3]
Xinwu Mall	78.2%	80.5%	84.2%	96.7%	95.5%
CRCT Portfolio[2]	91.8%	92.1%	94.8%	95.9%	95.6%[4]

1. Based on committed leases
2. Based on CRCT's 51% ownership interest of Xinwu Mall
3. N.M. – not meaningful as the mall is undergoing extensive asset enhancement works
4. Excluding Saihan Mall

Summary of New Leases

As at 31 Dec 2007

Property[1]	No. of new leases[2]	Net incremental monthly rental vs forecast (RMB '000)	Variance over forecast (%)
Wangjing Mall	63[3]	311.7	20.0
Qibao Mall	53	(75.3)	(5.0)
Xinwu Mall	49[4]	(44.1)	(20.5)
CRCT Portfolio	**165**	**192.4[5]**	**5.9[5]**

A total of 165 new leases, including 55 new leases at newly created lettable area, were committed since Listing Date.

At Qibao Mall & Xinwu Mall, most of the new tenants are established and popular retailers in the city. We have structured a low base rent and a high percentage of tenants' gross sales turnover, payable whichever is the higher. This lease structure helps to secure these tenants and at the same time, capture the rental upside in tandem with their sales growth.

1. Anzhen Mall, Zhengzhou Mall and Saihan Mall are under long-term master lease arrangements, while there were no new leases for Jiulong Mall
2. Based on the period from listing on 8 December 2006 to 31 December 2007
3. Excluding 1 new lease in Wangjing Mall which rent is payable on a percentage of tenants' gross sales turnover
4. Excluding 27 new leases in Xinwu Mall which rents are payable on the base rent plus a percentage of turnover or on a percentage of turnover
5. Based on CRCT's 51% ownership interest in Xinwu Mall

CapitaRetail China Trust

Portfolio Lease Expiry Profile (By Year)

As at 31 Dec 2007	No. of Leases	Gross Rental Income[1] RMB'000	Gross Rental Income[1] % of total[2]
2008	165	2,271	7.6%
2009	131	5,908	19.8%
2010	48	1,945	6.5%
2011	13	1,152	3.9%
Beyond 2011	36	18,536	62.2%

CRCT Portfolio	Weighted average lease term to expiry
By Gross Rent[1]	10.9 years
By Gross Rentable Area ("GRA")[1]	13.7 years

1. Based on CRCT's 51% ownership interest of Xinwu Mall.
2. Percentage of total gross rental income based on committed leases as at 31 Dec 2007

CapitaRetail China Trust

Shopper Traffic

Shopper traffic registered robust steady growth across the malls[1]

	Average daily traffic count in 4Q 2006[2]	Average daily traffic count in 4Q 2007[3]	% increase (y-o-y)
Wangjing Mall	17,001	19,869	16.9% ↑
Qibao Mall	16,581	30,035	81.1% ↑
Xinwu Mall	24,762	30,606	23.6% ↑

1. Traffic count data is not available for Anzhen Mall, Jiulong Mall, Zhengzhou Mall and Saihan Mall
2. For the period between 1 Oct 2006 to 31 Dec 2006
3. For the period between 1 Oct 2007 to 31 Dec 2007

CapitaRetail China Trust

Tenants' sales

Comparable tenants' sales[1] were up across the malls

	Sales per sq m 4Q 2006[2] (RMB)	Sales per sq m 4Q 2007[3] (RMB)	% increase (y-o-y)
Wangjing Mall (Sample size: 66)[1]	2,575.1	4,074.9	58.2% ↑
Qibao Mall (Sample size: 24)[1]	2,808.0	3,996.5	42.3% ↑
Xinwu Mall (Sample size: 18)[1]	1,333.7	1,989.3	49.2% ↑

1. Includes only tenants with complete GTO information since 4Q 2006.
2. For the period between 1 Oct 2006 to 31 Dec 2006, based on Net Lettable Area of sample size
3. For the period between 1 Oct 2007 to 31 Dec 2007, based on Net Lettable Area of sample size

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CapitaRetail China Trust

Appendix



CapitaRetail China Trust

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Valuation of Portfolio

(RMB'000)	Previous Valuation	Valuation 2007[1]	Percentage Increase (%)
Wangjing Mall	1,102,000	1,193,000	8.3
Jiulong Mall	414,000	432,000	4.3
Anzhen Mall	772,000	791,000	2.5
Qibao Mall [2]	264,000	320,000	21.2
Zhengzhou Mall	454,000	466,000	2.6
Saihan Mall	315,000	316,000	0.3
Xinwu Mall [3]	130,000	130,000	-
Xizhimen Mall[4]	N.A	1,692,000	N.A
Total [3]	3,451,000	5,340,000	54.7

1. As of 30 September 2007
2. Qibao Mall had undergone asset enhancement
3. Based on CRCT's 100% ownership interest in Xinwu Mall
4. Xizhimen Mall was acquired into CRCT's portfolio in February 2008

CapitaRetail China Trust

Profit Forecast for FY 2008 (1 Jan – 31 Dec 2008)

	FY2008 (S$'000)		
	Existing Portfolio	Xizhimen Mall	Enlarged Portfolio
Gross Revenue	**81,272**	**29,577**	**110,849**
Property Operating Expenses	(30,922)	(10,480)	(41,402)
NPI	**50,350**	**19,097**	**69,447**
Administrative expenses	(5,713)		(8,408)(1)
Finance costs	(9,051)		(14,313)
Net income before taxation	**35,586**		**46,726**
Taxation	(5,893)		(7,148)
Total return for the year after income tax	**29,693**		**39,578**
Minority interest	(352)		(352)
Total return for the year attributable to Unitholders before distribution	**29,341**		**39,226**
Income available for distribution to Unitholders	**30,616**		**41,286**
Units in issue ('000)	477,704		618,689
Distribution Per Unit (cents)	**6.41**		**6.67**
DPU Accretion			**4.1%**

Notes:
(1) Includes expected incremental Manager's Base and Performance Fees payable of S$1.0 million and S$0.8 million, respectively.

CapitaRetail China Trust

Portfolio Statistics

	Gross Floor Area (sq m)	Gross Rentable Area (sq m)	Number of leases	Land Use Right Expiry	Valuation (RMB mil)	% of portfolio value	Committed occupancy	FY 2008 NPI (RMB '000)
Wangjing Mall	82,634	67,500	165	15 May 2043 15 May 2053	1,193.0	22.4	99.2%	85,631
Jiulong Mall	49,526	49,526	6	10 Jul 2042	432.0	8.1	100.0%	32,003
Anzhen Mall	43,442	43,442	1	7 Oct 2034 5 Mar 2042 3 Jun 2042	791.0	14.8	100.0%	63,504
Qibao Mall	83,986	72,729	124	10 Mar 2043	320.0	6.0	81.1%	16,160
Zhengzhou Mall	92,356	92,356	1	31 May 2042	466.0	8.7	100.0%	38,307
Saihan Mall	41,938	41,938	1	11 Mar 2041 20 Mar 2041	316.0	5.9	N.M.	15,056
Xinwu Mall	59,624	45.375	95	29 May 2044	130.0	2.4	95.5%	3,624
Xizhimen Mall	73,857	73,857	198	23 Aug 2044 23 Aug 2054	1,692.0	31.7	86.8%	96,451

Notes:
(1) All information is as of 31 December 2007 except for the valuation which is as of 30 September 2007
(2) N.M. – not meaningful as Saihan Mall is undergoing extensive asset enhancement works

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CapitaRetail China Trust

Top 10 Retailers

Brand Names	Trade Category	% of Gross Rental Income[1]
Beijing Hualian Supermarket	Supermarket	36.3%
Beijing Hualian Department Store	Department Store	
Carrefour	Supermarket	5.6%
Sport 100 / Colour Jeans	Sports & Fitness	3.8%
	Fashion	
Only	Fashion	2.7%
Jack & Jones		
Vero Moda		
B&Q	Home Furnishings	2.6%
Ebase	Fashion	1.6%
Ebase Garcons		
Calvin Klein Jeans		
Baleno Urban		
Astroboy		
Kentex		
In-Base		
KFC	Food & Beverage / Foodcourt	1.3%
Pizza Hut		
Da Shi Dai	Food & Beverage / Foodcourt	1.3%
Bread Talk		
Sizzler	Food & Beverage / Foodcourt	0.9%
Lejazz		
Pin Qi Pizza		
Esprit	Fashion	0.8%
Red Earth		
Top Ten Retailers by Total Monthly Gross Rental Income (excluding turnover rent)		**56.9%**
Other Tenants		43.1%
Total		**100.0%**

Notes:
(1) For leases structured on base rent only or base rent plus a percentage of gross sales turnover whichever is higher. Where the structure is a percentage of gross sales turnover or base rent plus a percentage of gross sales turnover, monthly Gross Rental Income is calculated by actual rent payable in the month of August 2007.

CapitaRetail China Trust

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Tenancy Profile of Portfolio

Top 10 Retailers

Brand Names[1]	Trade Category	% of monthly Gross Rental Income[2]
Beijing Hualian Supermarket Beijing Hualian Department Store	Supermarket Department Store	36.3%
Carrefour	Supermarket	5.6%
Sport 100 Colour Jeans	Sports & Fitness Fashion	3.8%
ONLY; Jack & Jones; Vero Moda	Fashion	2.7%
B&Q	Home Furnishings	2.6%
Ebase; Ebase Garcons; Calvin Klein Jeans; Baleno Urban; Astroboy; Kentex; In-Base	Fashion	1.6%
KFC; Pizza Hut	Food & Beverage	1.3%
Da Shi Dai; Breadtalk	Food & Beverage	1.3%
Sizzler; Lejazz; PinQi Pizza	Food & Beverage	0.9%
Esprit; Red Earth	Fashion	0.8%
Top ten retailers by total monthly Gross Rental Income (excluding turnover rent)		**56.9%**
Other Retailers		43.1%
Total		**100.0%**

Trade Sector Analysis (By Gross Rental Income)[2]



Fashion 23.3%
Department Store 34.3%
Food & Beverage / Foodcourt 13.7%
Services 8.7%
Sports & Fitness 4.5%
Supermarket/Hypermarket 8.1%
Leisure & Entertainment 1.1%
Toys 1.0%
Home Furnishings 3.7%
Gifts & Specialty 0.1%
Electronic/IT 0.6%
Education/School 0.7%
Books & Stationery 0.0%
Hobbies 0.1%
Others 0.1%

Lease Expiry Profile

Expiring Leases as a % of GRA



2.2%
13.2%
5.4%
4.0%
68.7%
FY2008 FY2009 FY2010 FY2011 Beyond FY2011

Expiring Leases as a % of Gross Rental Income[2]



6.9%
20.4%
14.9%
5.2%
52.3%
FY2008 FY2009 FY2010 FY2011 Beyond FY2011

1.Brand names under the same group of companies.
2.For leases structured on base rent only or base rent plus a percentage of gross sales turnover whichever is higher. Where the structure is a percentage of gross sales turnover or base rent plus a percentage of gross sales turnover, monthly Gross Rental Income is calculated by actual rent payable in the month of August 2007.

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CapitaRetail China Trust

Structure Of CRCT


China Project Companies Holding Assets
Singapore
Barbados
China
Unitholders
Holding of Units
Distributions
The Manager
(CapitaRetail China Trust Management Limited)
Management services
Management fees
CapitaRetail China Trust
Trustee fees
Acts on behalf of Unitholders
The Trustee
HSBC Institutional Trust Services (Singapore) Limited
Ownership and shareholder's loan
Dividends, interest income and principal repayments of shareholder's loans
Barbados Companies
100% ownership[1] and shareholder's loans
Dividends, interest income and principal repayments of shareholder's loans
Project Companies (SPVs)
Ownership[1]
Net property income
The Property Managers
Property management services
Property management fees
Properties

1. Represents 100% ownership of Project companies with the exception of the Project Company holding Xinwu Mall which is 51% owned

CapitaRetail China Trust

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Trust Manager Comprises Individuals with Broad Range of Property Experience



Board of Directors
Audit committee
Chief Executive Officer
Finance Manager
Investment and Asset Managers
Investor Relations Manager

- The Manager, CapitaRetail China Trust Management Limited ("CRCTML"), is an indirect wholly-owned subsidiary of CapitaLand
- Manager has a dedicated team of professionals with extensive real estate portfolio management experience

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CapitaRetail China Trust

Leverage on CapitaLand's Retail Property Management Team in China

Over 1,400[1] predominantly local staff in various cities


CapitaLand Retail Limited China
Corporate Functions
Retail Management
Investment & Asset Mgmt
Project Devt & Design
Finance & Corp. Svcs
Human Resource
Corporate Comms
Retail Operations
Leasing
Marcom
Tenancy Design
Operations
Centre Mgmt
North China (Beijing)
South China (Shenzhen)
East China (Shanghai)
West China (Chengdu)

Note:
(1) As at 30 Sep 2007.

CapitaRetail China Trust

Unique Integrated Retail And Capital Management Platform



Retail Management
Capital Management
Property Management
Retail Management & Leasing
Strategic Marketing
Design & Development Management
Asset Management
Strategic Planning & Investment
Fund Management

Pan-Asian retail mall management platform with portfolio of 114 malls[1]

Strategic partnerships with local partners and leading retailers

1. As at 22 Feb 2008

CapitaRetail China Trust

Professional Design Team To Create Attractive Shopping Ambience


La Barnie


Will's


艾手艾脚


unisex

Marketing and Promotional Initiatives to Increase Visibility and Drive Shopper Traffic


sport 100





CapitaRetail China Trust

CRCT Manager's and Property Managers' Fees are Performance Based

Fees Payable To The Manager Is Designed To Align Their Interests With Those Of Unitholders[1]

Base Fee

- 0.25% per annum of the value of the Deposited Property

Performance fee

- 4% per annum of the Net Property Income

Acquisition fee

- 1% or up to 1.5%[2] of the purchase price of any Authorized Investment acquired

Property Managers' fees

- 2% per annum of the Gross Revenue
- 2% per annum of the Net Property Income
- 0.5% per annum of the Net Property Income in lieu of leasing commissions[3]

1. The Manager may elect to receive the fees in cash or Units or a combination of both at its sole discretion
2. Up to 1.5% if the purchase price is less than S$200.0 million and 1.0% if the price is S$200.0 million or more, and 1.0% for acquisition of properties in Development and Incubator Funds
3. Leasing commissions otherwise payable to the Property Managers and/or third party agents

CapitaRetail China Trust

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CapitaRetail China Trust

For enquiries contact:

Ms Shirlene Sim
Investor Relations Manager
CapitaRetail China Trust Management Limited
DID: +65 68265543
Email: shirlene.sim@capitaland.com
Website: www.capitaretailchina.com

82 - 4507

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	03-Mar-2008 21:10:48
Announcement No.	00221

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	The Ascott Group Limited - "Voluntary Unconditional Cash Offer for The Ascott Group Limited - Public Disclosure of Dealings"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement on the above matter, as attached for information.
Attachments:	Ascott.PublicDisclosureofDealings2.3Mar08.pdf Total size = **245K** (2048K size limit recommended)

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THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Incorporated in the Republic of Singapore)
Company Registration no. 197900881N

VOLUNTARY UNCONDITIONAL CASH OFFER FOR THE ASCOTT GROUP LIMITED (THE "COMPANY")

PUBLIC DISCLOSURE OF DEALINGS

The Board of Directors of the Company refers to the voluntary unconditional cash offer for the Company made by DBS Bank Ltd, for and on behalf of Somerset Capital Pte Ltd, a wholly-owned subsidiary of CapitaLand Limited.

Pursuant to Rule 12.1 of the Singapore Code on Take-overs and Mergers, the Company wishes to report the following dealings in the ordinary shares in the capital of the Company ("**Shares**") on 3 March 2008:

(a) by Gerard Weller, a director of several subsidiaries and associated companies of the Company

Date of disposal	:	3 March 2008
Name	:	Gerard Weller
Number of Shares disposed	:	21,000 Shares
Percentage of issued share capital of the Company*	:	Approximately 0.001 %
Price per Share (excluding brokerage, GST, stamp duties, clearing fee)	:	S$1.89
Resultant total number of Shares owned or controlled	:	186
Resultant total percentage of issued share capital of the Company*	:	Not meaningful

(b) by Ong Kian Tiong, Alfred, a director of several subsidiaries and associated companies of the Company

Date of disposal	:	3 March 2008
Name	:	Ong Kian Tiong, Alfred
Number of Shares disposed	:	121,000 Shares
Percentage of issued share capital of the Company*	:	Approximately 0.008%
Price per Share (excluding brokerage, GST, stamp duties, clearing fee)	:	S$1.93
Resultant total number of Shares owned or controlled	:	186
Resultant total percentage of issued share capital of the Company*	:	Not meaningful

Note:
*Based on total number of issued Shares of 1,610,437,298.

The Board of Directors of the Company (including those who may have delegated detailed supervision of this announcement ("**Announcement**")) has taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

Where any information has been extracted from published or otherwise publicly available sources, the sole responsibility of the Directors of the Company has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this Announcement.

By Order of the Board

Hazel Chew / Lam Chee Kin
Joint Company Secretaries
3 March 2008

82 - 4507

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	04-Mar-2008 18:24:47
Announcement No.	00118

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	The Ascott Group Limited - "Voluntary unconditional cash offer for The Ascott Group Limited - Public disclosure of dealings"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement on the above matter, as attached for information.
Attachments:	Ascott.PublicDisclosureDealings.4Mar08.pdf Total size = **246K** (2048K size limit recommended)

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THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Incorporated in the Republic of Singapore)
Company Registration no. 197900881N

VOLUNTARY UNCONDITIONAL CASH OFFER FOR THE ASCOTT GROUP LIMITED (THE "COMPANY")

PUBLIC DISCLOSURE OF DEALINGS

The Board of Directors of the Company refers to the voluntary unconditional cash offer for the Company made by DBS Bank Ltd, for and on behalf of Somerset Capital Pte Ltd, a wholly-owned subsidiary of CapitaLand Limited.

Pursuant to Rule 12.1 of the Singapore Code on Take-overs and Mergers, the Company wishes to report the following dealings in the ordinary shares in the capital of the Company ("**Shares**") on 3 March 2008:

(a) by Chong Kee Hiong, a director of several subsidiaries and associated companies of the Company

Date of disposal	:	3 March 2008
Name	:	Chong Kee Hiong
Number of Shares disposed	:	309,000 Shares
Percentage of issued share capital of the Company*	:	Approximately 0.02 %
Price per Share (excluding brokerage, GST, stamp duties, clearing fee)	:	100,000 shares at $1.91 50,000 shares at $1.93 50,000 shares at $2.01 109,000 shares at $2.03
Resultant total number of Shares owned or controlled	:	330 Shares
Resultant total percentage of issued share capital of the Company*	:	Not meaningful

(b) by Lee Hwee Keong Gerald a director of several subsidiaries and associated companies of the Company

Date of disposal	:	3 March 2008
Name	:	Lee Hwee Keong Gerald
Number of Shares disposed	:	504,000 Shares
Percentage of issued share capital of the Company*	:	Approximately 0.03%
Price per Share (excluding brokerage, GST, stamp duties, clearing fee)	:	204,000 Shares at $1.91 200,000 Shares at $1.93 100,000 Shares at $1.95
Resultant total number of Shares owned or controlled	:	42,960 Shares
Resultant total percentage of issued share capital of the Company*	:	0.003%

Note:
*Based on total number of issued Shares of 1,610,437,298.

The Board of Directors of the Company (including those who may have delegated detailed supervision of this announcement ("**Announcement**")) has taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

Where any information has been extracted from published or otherwise publicly available sources, the sole responsibility of the Directors of the Company has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this Announcement.

By Order of the Board

Hazel Chew / Lam Chee Kin
Joint Company Secretaries
4 March 2008

Cap/taLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ACQUISITION OF THE REMAINING 1% STAKE IN SHANGHAI XIN XU PROPERTY DEVELOPMENT CO., LTD.

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, Hua Jia Holdings Pte Ltd had acquired the remaining 1% stake (the "Acquisition") in the registered capital of Shanghai Xin Xu Property Development Co., Ltd. ("Shanghai Xin Xu'") from Shanghai Hui Xin Investment Management Co., Ltd., a party unrelated to CapitaLand.

Shanghai Xin Xu is a company incorporated in The People's Republic of China with a registered capital of RMB100 million (approximately S$19.6 million). Its principal activity is that of real estate development.

The total cash consideration for the Acquisition of RMB3.75 million (approximately S$0.7 million) was arrived at on a willing-buyer willing-seller basis. The net tangible asset value of Shanghai Xin Xu was approximately RMB104.39 million (approximately S$20.5 million) based on its management accounts as at 31 December 2007.

Following the Acquisition, Shanghai Xin Xu became an indirect wholly-owned subsidiary of CapitaLand.

The Acquisition is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2008.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
5 March 2008

RECEIVED
2008 APR 24 A 4: 20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CapitaLand

CAPITALAND LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

CONVERTIBLE BONDS DUE 2018

CapitaLand Limited (the "**Company**") refers to its proposed issue of S$1.3 billion 3.125 per cent. convertible bonds due 2018 (the "**Convertible Bonds**"), convertible into new ordinary shares in the capital of the Company (the "**New Shares**").

All capitalised terms used and not defined herein shall have the same meanings given to them in the announcements dated 31 January 2008 and 1 February 2008 made by the Company in connection with the Convertible Bonds.

The Company is pleased to announce that the issue of the Convertible Bonds has successfully closed today.

The Convertible Bonds are convertible by holders into the New Shares at any time on and after 15 April 2008 up to the close of business (at the place where the Convertible Bonds are deposited for conversion) on 23 February 2018, unless previously redeemed, converted, or purchased and cancelled and except during a Closed Period (as defined in the Offering Circular dated 3 March 2008 issued by the Company in relation to the Convertible Bonds). The conversion price (subject to adjustment in the manner provided in the terms and conditions of the Convertible Bonds) will initially be S$8.6140 per New Share.

The Convertible Bonds will constitute direct, unsubordinated, unconditional and unsecured obligations of the Company and will at all times rank *pari passu* and without any preference or priority among themselves. The payment obligations of the Company under the Convertible Bonds shall, save for such exception as may be provided by mandatory provisions of applicable laws and the terms of the Convertible Bonds themselves, at all times rank at least equally with all of its other present and future direct, unsubordinated, unconditional and unsecured obligations.

The New Shares to be issued upon conversion of the Convertible Bonds when allotted and issued, will rank *pari passu* in all respects with the existing ordinary shares in the capital of the Company as of the date of their issue, except for any dividend, rights or other distributions, the record date for which precedes the relevant conversion date of the Convertible Bonds.

The Convertible Bonds are expected to be admitted to the Official List of the Singapore Exchange Securities Trading Limited with effect from 9.00 a.m. on Thursday, 6 March 2008.

By Order of the Board

Low Sai Choy
Company Secretary
5 March 2008

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

CONVERTIBLE BONDS DUE 2018

CapitaLand Limited (the "**Company**") refers to its issue (the "**Issue**") of S$1.3 billion 3.125 per cent. convertible bonds due 2018, convertible into new ordinary shares in the capital of the Company.

The Company wishes to announce that it currently intends to apply the net proceeds from the Issue in the following manner:

	Use of net proceeds	Percentage of net proceeds
1.	Refinancing existing debt	Approximately 55 per cent.
2.	Financing for new investments	Approximately 40 per cent.
3.	General working capital	Approximately 5 per cent.

By Order of the Board

Low Sai Choy
Company Secretary
5 March 2008

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	06-Mar-2008 17:36:03
Announcement No.	00083

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	The Ascott Group Limited - "Voluntary unconditional cash offer for The Ascott Group Limited - Public disclosure of dealings"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement on the above matter, as attached for information.
Attachments:	Ascott.PublicDisclosureofDealings.6Mar08.pdf Total size = **244K** (2048K size limit recommended)

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THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Incorporated in the Republic of Singapore)
Company Registration no. 197900881N

VOLUNTARY UNCONDITIONAL CASH OFFER FOR THE ASCOTT GROUP LIMITED (THE "COMPANY")

PUBLIC DISCLOSURE OF DEALINGS

The Board of Directors of the Company refers to the voluntary unconditional cash offer for the Company made by DBS Bank Ltd, for and on behalf of Somerset Capital Pte Ltd, a wholly-owned subsidiary of CapitaLand Limited.

Pursuant to Rule 12.1 of the Singapore Code on Take-overs and Mergers, the Company wishes to report the following dealings in the ordinary shares in the capital of the Company ("**Shares**") on 4 March 2008 by Ms Kang Siew Fong, a director of several associated companies of the Company:

Date of disposal	:	4 March 2008
Name	:	Ms Kang Siew Fong
Number of Shares disposed	:	13,358 Shares
Percentage of issued share capital of the Company*	:	Approximately 0.0008 %
Price per Share (excluding brokerage, GST, stamp duties, clearing fee)	:	13,000 Shares at S$1.99 358 Shares at S$1.72
Resultant total number of Shares owned or controlled	:	Nil
Resultant total percentage of issued share capital of the Company*	:	Nil

Note:
*Based on total number of issued Shares of 1,610,437,298.

82 - 4507

The Board of Directors of the Company (including those who may have delegated detailed supervision of this announcement ("**Announcement**")) has taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

Where any information has been extracted from published or otherwise publicly available sources, the sole responsibility of the Directors of the Company has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this Announcement.

By Order of the Board

Hazel Chew / Lam Chee Kin
Joint Company Secretaries
6 March 2008

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	06-Mar-2008 18:48:43
Announcement No.	00132

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	The Ascott Group Limited - "Voluntary Unconditional Cash Offer for The Ascott Group Limited - Waiver from issuance of annual report"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement on the above matter, as attached for information.
Attachments:	TAGL.Waiver from issuance of AR.pdf Total size = **249K** (2048K size limit recommended)

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THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Incorporated in the Republic of Singapore)
Company Registration no. 197900881N

VOLUNTARY UNCONDITIONAL CASH OFFER FOR THE ASCOTT GROUP LIMITED (THE "COMPANY")

WAIVER FROM ISSUANCE OF ANNUAL REPORT

The Board of Directors of the Company refers to the voluntary unconditional cash offer (the "**Offer**") for the Company made by DBS Bank Ltd ("**DBS**"), for and on behalf of Somerset Capital Pte Ltd (the "**Offeror**"), a wholly-owned subsidiary of CapitaLand Limited.

On 25 February 2008, DBS announced, for and on behalf of the Offeror, that as at 5.00 p.m. on 25 February 2008, the aggregate number of (i) ordinary shares in the capital of the Company ("**Shares**") owned, controlled or agreed to be acquired by the Offeror and parties acting in concert with it; and (ii) valid acceptances of the Offer amounted to 1,556,813,507 Shares representing 96.73% of the total number of Shares in issue ("**Announcement**").

As stated in the Announcement, the Offeror is now entitled to, and intends to exercise, its right under Section 215(1) the Companies Act, Chapter 50 of Singapore (the "**Act**") to compulsorily acquire those Shares not acquired by it pursuant to the Offer at a cash consideration equivalent to the Offer Price of S$1.73 for each Share. Further it is also stated in the Announcement that subsequent to such compulsory acquisition, the Company will be delisted from the Main Board of the Singapore Exchange Securities Trading Limited ("**SGX-ST**").

The Offer will close at 5.30 p.m. on 11 March 2008 (the "**Final Closing Date**"). The Company applied to the SGX-ST to waive (the "**Waiver**") its obligation to comply with all the rules under the SGX-ST Listing Manual ("**Listing Manual**") in relation to the issuance of its annual report for FY2007 (the "**Annual Report**") and the timing of its annual general meeting ("**AGM**") (including without limitation waiver of Rules 707, 708, 709 (and consequently, the entire Part III of Chapter 12), 710, 711, 713(1), 717, 852, 907 and 920(1) of the Listing Manual) based on the following reasons:

1. Based on the Announcement, it is a matter of time before the Company becomes delisted from the Main Board of the SGX-ST. Upon delisting, the rules of the Listing Manual will no longer apply to the Company. In relation to the holding of the AGM, the Company will comply with the relevant provisions of the Act.

2. Pursuant to Rule 1303(1) of the Listing Manual, the SGX-ST will suspend trading of the Shares at the close of the Offer (which will take place on the Final Closing Date). Thereafter, Shareholders who have not accepted the Offer will no longer be able to trade their Shares on the SGX-ST, and will have to wait for the Offeror to proceed with the compulsory acquisition exercise, and the consequent delisting of the Company.

3. The costs for the printing of the Annual Report could be avoided, given the impending compulsory acquisition and consequent delisting.

4. Should the compulsory acquisition exercise proceed expeditiously and smoothly, the Company is likely to be delisted from the Main Board of the SGX-ST before the holding of its AGM.

The Company wishes to announce that SGX-ST has granted the Waiver, subject to the following conditions being duly met:

(i) an announcement on or before 30 April 2008 of the date of delisting of the Company from the Main Board of the SGX-ST;

(ii) a confirmation from the Company's directors (the "**Directors**") that the audited financial statements are not materially different from the financial statements announced by the Company on 25 January 2008; and

(iii) an announcement of the Waiver pursuant to Rule 107 of the Listing Manual, stating clearly the Company's reasons for requesting the Waiver.

The Board of Directors of the Company (including those who may have delegated detailed supervision of this announcement) has taken all reasonable care to ensure that the facts stated and all opinions expressed in this announcement are fair and accurate and that no material facts have been omitted from this announcement, and they jointly and severally accept responsibility accordingly.

Where any information has been extracted from published or otherwise publicly available sources, the sole responsibility of the Directors has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this announcement.

By Order of the Board

Hazel Chew / Lam Chee Kin
Joint Company Secretaries
6 March 2008

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CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARIES
(I) LONSVALE MAURITIUS HOLDINGS LTD
(II) LV VADAPALANI LTD
(III) LV TUMKUR LTD
(IV) CCDF II LIMITED

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiaries:

(I)	Name	:	Lonsvale Mauritius Holdings Ltd
	Principal Activity	:	Investment Holding
	Stated Capital	:	S$1 comprising 1 ordinary share of S$1
	Place of Incorporation	:	Mauritius
(II)	Name	:	LV Vadapalani Ltd
	Principal Activity	:	Investment Holding
	Stated Capital	:	S$1 comprising 1 ordinary share of S$1
	Place of Incorporation	:	Mauritius
(III)	Name	:	LV Tumkur Ltd
	Principal Activity	:	Investment Holding
	Stated Capital	:	S$1 comprising 1 ordinary share of S$1
	Place of Incorporation	:	Mauritius
(IV)	Name	:	CCDF II Limited
	Principal Activity	:	Investment Holding
	Share Capital	:	US$1 comprising 1 ordinary share of US$1
	Place of Incorporation	:	Cayman Islands

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transactions.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
11 March 2008

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	11-Mar-2008 21:14:16
Announcement No.	00168

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Voluntary Unconditional Cash Offer for The Ascott Group Limited - "Close of the Offer"
Description	The attached announcement issued by DBS Bank Ltd for and on behalf of Somerset Capital Pte Ltd, a wholly-owned subsidiary of CapitaLand Limited, on the above matter is for information.
Attachments:	SomersetAnn11Mar08.pdf Total size = **24K** (2048K size limit recommended)

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RECEIVED
2008 APR 24 A 4:0
FFICE OF INTERNATIONAL CORPORATE FINANCE

VOLUNTARY UNCONDITIONAL CASH OFFER

by

DBS BANK LTD

(Company Registration No. 196800306E)
(Incorporated in the Republic of Singapore)

for and on behalf of

SOMERSET CAPITAL PTE LTD

(Company Registration No. 199903322R)
(Incorporated in the Republic of Singapore)

a wholly-owned subsidiary of

CAPITALAND LIMITED

(Company Registration No. 198900036N)
(Incorporated in the Republic of Singapore)

to acquire all the issued ordinary shares in the capital of

THE ASCOTT GROUP LIMITED

(Company Registration No. 197900881N)
(Incorporated in the Republic of Singapore)

other than those already held by Somerset Capital Pte Ltd, Somerset Land Pte Ltd and Areca Investment Pte Ltd as at the date of the Offer

CLOSE OF THE OFFER

1. INTRODUCTION

DBS Bank Ltd ("**DBS Bank**") refers to the offer document dated 26 January 2008 (the "**Offer Document**") in connection with the voluntary unconditional cash offer (the "**Offer**") by DBS Bank, for and on behalf of Somerset Capital Pte Ltd (the "**Offeror**"), a wholly-owned subsidiary of CapitaLand Limited, to acquire all the issued ordinary shares ("**Shares**") in the capital of The Ascott Group Limited ("**Ascott**") other than those already held by the Offeror, Somerset Land Pte Ltd ("**SLPL**") and Areca Investment Pte Ltd ("**AIPL**") as at the date of the Offer.

All capitalised terms not defined herein shall have the same meaning as used in the Offer Document.

2. CLOSE OF THE OFFER AND THE OPTIONS PROPOSAL

DBS Bank wishes to announce, for and on behalf of the Offeror, that the Offer has closed at 5.30 p.m. on 11 March 2008 (the "**Final Closing Date**"). **Accordingly, the Offer is no longer**

open for acceptance and any acceptance of the Offer received after 5.30 p.m. on the Final Closing Date will be rejected.

Similarly, the Options Proposal is no longer open for acceptance after 5.30 p.m. on the Final Closing Date and any acceptance of the Options Proposal received thereafter will also be rejected.

All forms of acceptance or acceptance letters for the Options Proposal and other relevant documents received after 5.30 p.m. on the Final Closing Date will be returned by ordinary post to the relevant accepting Shareholders or Optionholders (as the case may be) at their own risk, in accordance with the terms of the Offer or the Options Proposal (as the case may be).

3. LEVEL OF ACCEPTANCES AND AGGREGATE HOLDING

3.1 Acceptances of the Offer

Based on information provided to the Offeror, as at 5.30 p.m. on the Final Closing Date, the Offeror has received, pursuant to the Offer, valid acceptances in respect of 383,833,457 Offer Shares, representing approximately 23.83% of the total number of Shares in issue[1].

Based on information available to the Offeror as at the Final Closing Date, these acceptances include acceptances received from the Offeror's Concert Parties in respect of 5,339,696 Offer Shares, representing approximately 0.33% of the total number of Shares in issue.

3.2 Shares held before the Offer Period

As at 8 January 2008, being the Announcement Date, the Offeror, SLPL and AIPL owned or controlled an aggregate of 1,067,846,016 Shares, representing approximately 66.52% of the total number of Shares in issue then. As at the Announcement Date, the Offeror's other Concert Parties owned or controlled an aggregate of 4,891,300 Shares[2], representing approximately 0.30% of the total number of Shares in issue then.

Save as disclosed above, neither the Offeror nor its Concert Parties owned, controlled or agreed to acquire any Shares as at the Announcement Date.

3.3 Acquisitions/Purchases during the Offer Period

Between the Announcement Date and 5.00 p.m. on 27 February 2008, the Offeror has acquired by way of market purchases on the SGX-ST an aggregate of 132,236,000 Shares[3] (the "**Market Purchase Shares**"), representing approximately 8.21% of the total number of Shares in issue.

---

[1] Unless otherwise stated, references in this Announcement to the total number of Shares in issue are based on 1,610,437,298 Shares.

[2] Of which 75,000 Shares have been disposed by a presumed Concert Party subsequently and based on information available to the Offeror up to 11 March 2008.

On 13 February 2008, 14,500 new Shares were issued to certain directors of subsidiaries of CapitaLand pursuant to the exercise of Options by such directors.

On 21 February 2008, 768,598 new Shares[4] were issued to certain directors of subsidiaries of CapitaLand pursuant to the release of Awards under the Ascott Performance Share Plan.

On 28 February 2008, 140,516 new Shares were issued to certain directors of CapitaLand and its subsidiaries pursuant to the release of Awards under the Ascott Restricted Share Plan.

Save as disclosed above, neither the Offeror nor any of its Concert Parties (based on information available to the Offeror as at the Final Closing Date) has acquired or agreed to acquire any further Shares between the Announcement Date and 5.30 p.m. on the Final Closing Date.

3.4 Aggregate Holding

Accordingly, as at 5.30 p.m. on the Final Closing Date, DBS Bank wishes to announce, for and on behalf of the Offeror, the following:-

1.	Aggregate number of (i) Shares owned, controlled or agreed to be acquired by the Offeror and its Concert Parties, and (ii) valid acceptances of the Offer	1,584,169,691
2.	Percentage of total number of Shares in issue represented by the above number	98.37%

3.5 Acceptances of the Options Proposal

Based on information provided to the Offeror, as at 5.30 p.m. on the Final Closing Date, the Offeror has also received acceptances of the Options Proposal in respect of 15,823,501 Options to subscribe for 15,823,501 new Shares granted under the Option Plan.

4. SETTLEMENT

4.1 Settlement for the Offer

In respect of acceptances of the Offer which are complete in all respects and are received before 5.30 p.m. on the Final Closing Date, remittances in the form of cheques for the appropriate amounts will be despatched by ordinary post (or, in the case of Depositors, made by such other manner as the accepting Shareholder may have agreed with CDP for payment of any cash distributions), to accepting Shareholders at their own risk, within 10 days of the date of such receipt.

---

3 These Shares include 146,000 Shares which are believed to have been acquired from a Concert Party, which Shares have been included in the shareholdings of the Offeror's other Concert Parties as at the Announcement Date as stated in paragraph 3.2 above.

4 Based on information available to the Offeror up to 11 March 2008.

4.2 Settlement of the Options Proposal

In respect of acceptances of the Options Proposal which are complete in all respects and are received before 5.30 p.m. on the Final Closing Date, remittances in the form of cheques for the appropriate amounts will be despatched by ordinary post to accepting Optionholders at their own risk, within 10 days of the date of such receipt.

5. TRADING SUSPENSION, LISTING STATUS AND COMPULSORY ACQUISITION

5.1 Trading Suspension and Listing Status

The trading of the Shares on the SGX-ST will be suspended with effect from 12 March 2008 pursuant to Rules 724, 1105 and 1303(1) of the Listing Manual.

As stated in the Offer Document, it is not the intention of the Offeror to preserve the listing status of Ascott and the Offeror has no intention to undertake or support any action for any such listing suspension by the SGX-ST to be lifted.

5.2 Compulsory Acquisition

As the Offeror has received valid acceptances pursuant to the Offer which, together with the Market Purchase Shares[5], amount to not less than 90% of the Offer Shares (other than those already held by the Offeror, SLPL and AIPL as at the date of the Offer), the Offeror is entitled to, and it intends to exercise, its right under Section 215(1) of the Act to compulsorily acquire those Offer Shares not acquired by it pursuant to the Offer at a cash consideration equivalent to the Offer Price of S$1.73 for each Offer Share.

In this connection, DBS Bank will be despatching to Shareholders who have not validly accepted the Offer as at the close of the Offer at 5.30 p.m. on the Final Closing Date, a letter with regard to the Offeror's exercise of its right of compulsory acquisition under Section 215(1) of the Act as well as the rights of Dissenting Shareholders under Section 215(3) of the Act, together with the relevant forms prescribed under the Act, in due course.

Subsequent to such compulsory acquisition, Ascott will be delisted from the Main Board of the SGX-ST.

6. RESPONSIBILITY STATEMENT

The directors of the Offeror (including those who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

---

[5] Pursuant to Section 215(11) of the Act, the Market Purchase Shares which were acquired by the Offeror at or below the Offer Price of S$1.73 in cash for each Offer Share during the period when the Offer is open for acceptance shall be treated for purposes of Section 215 of the Act as having been acquired by the Offeror by virtue of acceptance of the Offer and shall be counted towards the 90% threshold for compulsory acquisition under Section 215 of the Act.

Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, information relating to Ascott and its subsidiaries), the sole responsibility of the directors of the Offeror has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this Announcement.

Issued by
DBS BANK LTD

For and on behalf of
SOMERSET CAPITAL PTE LTD
11 March 2008

CapitaLand

NEWS RELEASE

For immediate release
11 March 2008

The Offer for Ascott is now closed

Somerset Capital will exercise its right of compulsory acquisition

Singapore, 11 March 2008 – Somerset Capital Pte Ltd, a wholly-owned subsidiary of CapitaLand Limited, today announced that the voluntary unconditional cash offer for The Ascott Group Limited has closed as at 5.30 p.m. on 11 March 2008. Accordingly, the Offer is no longer open for acceptance and any acceptance of the Offer received after 5.30 p.m. on 11 March 2008 will be rejected.

As at the close of the Offer, the aggregate holding of Somerset Capital, together with its concert parties, is 98.37%(1)(2). Because the percentage of the total number of Ascott shares in issue, excluding treasury shares, held in public hands has fallen below 10%, trading in Ascott shares on the SGX-ST(3) will be suspended with effect from 12 March 2008.

Subject to the relevant provisions of the Singapore Companies Act, Somerset Capital will exercise its right to compulsorily acquire the remaining Ascott shares that it and its related corporations do not already own, at S$1.73 per share. Somerset Capital will despatch the relevant notices to Ascott shareholders who have not accepted the Offer as at the close of the Offer, in due course.

Notes:

(1) Please see the announcement on close of the Offer released on SGXNET on 11 March 2008.
(2) References in this announcement to the total number of Ascott shares in issue and calculation of shareholding percentages are based on 1,610,437,298 shares.
(3) Singapore Exchange Securities Trading Limited.

The Directors of Somerset Capital (including those who may have delegated detailed supervision of this News Release) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this News Release are fair and accurate and that no material facts have been omitted from this News Release, and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or publicly available sources (including, without limitation, information relating to Ascott), the sole responsibility of the Directors has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this News Release.

This News Release should be read in conjunction with the Offer Document dated 26 January 2008 despatched by DBS Bank, for and on behalf of the Offeror, to Ascott shareholders and the announcement dated 11 March 2008 released by DBS Bank. Copies of these documents may be obtained from the SGX-ST website (www.sgx.com).

Issued by: Somerset Capital Pte Ltd (Co. Regn: 199903322R)

Date: 11 March 2008

For more information, please contact the following persons during office hours:

DBS Bank Ltd

Mergers & Acquisitions Advisory Tel: (65) 6878-8995

Lawrence Ng	Chan Yow Phong
Senior Vice President	Vice President

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	11-Mar-2008 21:40:02
Announcement No.	00171

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	The Ascott Group Limited - "Request for Suspension"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement on the above matter, as attached for information.
Attachments:	Ascott.RequestforSuspension.11Mar08.pdf Total size = **16K** (2048K size limit recommended)

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Request for Suspension
* Asterisks denote mandatory information

Name of Announcer *	THE ASCOTT GROUP LIMITED
Company Registration No.	197900881N
Announcement submitted on behalf of	THE ASCOTT GROUP LIMITED
Announcement is submitted with respect to *	THE ASCOTT GROUP LIMITED
Announcement is submitted by *	Hazel Chew/Lam Chee Kin
Designation *	Joint Company Secretaries
Date & Time of Broadcast	11-Mar-2008 21:32:23
Announcement No.	00170

>> Announcement Details
The details of the announcement start here ...

Date of Suspension *	12-03-2008
Time of Suspension *	0900 hours
Reasons for Suspension *	The request for trading suspension is made pursuant to Listing Rule 1303(1) and in connection with the voluntary unconditional cash offer ("Offer") by Somerset Capital Pte Ltd (the "Offeror"), a wholly owned subsidiary of CapitaLand Limited, for The Ascott Group Limited (the "Company"). As the Offeror has garnered acceptances exceeding 90% of the total number of issued ordinary shares of the Company ("Shares"), thus causing the percentage of the Company's total number of issued Shares held in public hands to fall below 10%, Listing Rule 1303(1) states that, in such an event, the Exchange will suspend trading of the listed Shares of the Company at the close of the Offer.

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CapitaLand

CAPITALAND LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

SALE OF THE ENTIRE STAKE IN AN INDIRECT ASSOCIATED COMPANY AMBER FORTRESS (M) SDN BHD

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, CapitaLand Financial Investments Pte Ltd, has completed the sale of its entire 29% stake (comprising 2,900 ordinary shares of RM1 each) in Amber Fortress (M) Sdn Bhd ("AFSB") for a cash consideration of RM2,900 (approximately S$1,300) (the "Sale"). AFSB has not commenced any activity since its incorporation in November 2004.

Following the Sale, AFSB has ceased to be an indirect associated company of CapitaLand.

The Sale is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2008.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
12 March 2008

82 - 4507

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	14-Mar-2008 19:14:23
Announcement No.	00137

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaCommercial Trust - "Announcement by Quill Capita Trust - Proposed acquisition of a five (5) storey building with sub-basements car park with a total net lettable area of approximately 80,000 square feet erected on a substantial part of a piece of freehold land held under title Geran No 102620 for Lot 33042, Mukim Dengkil, Daerah Sepang, Selangor Darul Ehsan from Quill Land Sdn. Bhd."
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CCTML.QCTannc.14Mar2008.pdf Total size = **53K** (2048K size limit recommended)

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITACOMMERCIAL TRUST
Company Registration No.	N.A.
Announcement submitted on behalf of	CAPITALCOMMERCIAL TRUST ("CCT")
Announcement is submitted with respect to *	CAPITACOMMERCIAL TRUST
Announcement is submitted by *	Michelle Koh
Designation *	Company Secretary, CapitaCommercial Trust Management Limited (as manager of CCT)
Date & Time of Broadcast	14-Mar-2008 17:52:24
Announcement No.	00082

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by Quill Capita Trust ("QCT") - Proposed acquisition of a five (5) storey building with sub-basements car park with a total net lettable area of approximately 80,000 square feet erected on a substantial part of a piece of freehold land held under title Geran No 102620 for Lot 33042, Mukim Dengkil, Daerah Sepang, Selangor Darul Ehsan from Quill Land Sdn. Bhd.
Description	The announcement issued by Quill Capita Management Sdn Bhd, as manager of QCT, to the Bursa Malaysia Securities Berhad, is attached for information. CCT is a substantial unitholder of QCT.
Attachments:	QCT-IBM.pdf Total size = **37K** (2048K size limit recommended)

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82 - 4507

BURSA MALAYSIA

General Announcement

Initiated by **QUILL CAPITA TRUST** on **12/03/2008 02:39:41 PM**
Submitted by **QUILL CAPITA TRUST** on **14/03/2008 05:16:39 PM**
Reference No **QC-080312-52781**
Form Version V3.0

Submitted

Company Information	
Main Board/ Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (If applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	QUILL CAPITA TRUST
*** Stock name**	QCAPITA
*** Stock code**	5123
*** Contact person**	Corinne Tan
*** Designation**	Finance & Compliance Manager
*** Contact number**	03-23806288
E-mail address	corinne.tan@qct.com.my

Type * **Announcement**

Subject *: Quill Capita Trust ("QCT") : Proposed acquisition of a five (5) storey building with sub-basements car park with a total net lettable area of approximately 80,000 square feet erected on a substantial part of a piece of freehold land held under title Geran No 102620 for Lot 33042, Mukim Dengkil, Daerah Sepang, Selangor Darul Ehsan ("Quill Land & Building 5 - IBM") from Quill Land Sdn. Bhd . (Co. No. 449957-X)

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We refer to the announcement dated 15 January 2008.

On behalf of the Board of Directors of Quill Capita Management Sdn. Bhd. ("the Manager"), we are pleased to announce that the proposed acquisition of Quill Land & Building 5 - IBM from Quill Land Sdn.Bhd. by QCT for the purchase price of Ringgit Malaysia Forty Three Million (RM 43,000,000) has been duly completed on 14 March 2008.

Further to our announcement dated 15 January 2008, the proposed acquisitions of Quill Land & Building 8 - XPJ and Quill Land & Building 10 - HSBC Section 13 is expected to be completed by April 2008.

This announcement is dated 14 March 2008.
Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- **(please attach the attachments here)**
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

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Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	14-Mar-2008 19:30:00
Announcement No.	00143

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	CapitaCommercial Trust - "Issuance of S$150,000,000 3.05 per cent. fixed rate notes due 2010 pursuant to the S$1,000,000,000 Multicurrency Medium Term Note Programme"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CCT.MTNseries002_14Mar08.pdf Total size = **26K** (2048K size limit recommended)

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CapitaCommercial Trust

(Constituted in the Republic of Singapore
pursuant to a Trust Deed dated 6 February 2004 (as amended))

ISSUANCE OF S$150,000,000 3.05 PER CENT. FIXED RATE NOTES DUE 2010 PURSUANT TO THE S$1,000,000,000 MULTICURRENCY MEDIUM TERM NOTE PROGRAMME

CapitaCommercial Trust Management Limited (the "**Company**"), as manager of CapitaCommercial Trust ("**CCT**"), wishes to announce that CCT MTN Pte. Ltd. (the "**Issuer**"), a wholly-owned subsidiary of HSBC Institutional Trust Services (Singapore) Limited (in its capacity as trustee of CCT) (the "**CCT Trustee**"), has issued S$150,000,000 3.05 Per Cent. Fixed Rate Notes due 2010 (the "**Notes**"). The Notes are issued under the S$1,000,000,000 Multicurrency Medium Term Note Programme (the "**Programme**") established by the Issuer on 20 November 2007. DBS Bank Ltd. has been appointed as dealer of the Notes.

The Notes will mature on 17 March 2010 and will bear a fixed interest rate of 3.05 per cent. per annum payable semi-annually in arrears.

The Issuer will lend the proceeds from the issuance of the Notes to the CCT Trustee, who will in turn use such proceeds:

- to refinance short term borrowings;
- to finance the acquisition of the property known as Wilkie Edge and asset enhancement works; and
- for general working capital purposes.

After the issuance of the Notes, CCT's gearing will be 26.9%, still one of the lowest amongst the Singapore REITs.

Approval in-principle has been granted by Singapore Exchange Securities Trading Limited ("SGX-ST") for the listing and quotation of the Notes on the Official List of the SGX-ST. Admission to the Official List of the SGX-ST and quotation of the Notes on the SGX-ST are not to be taken as an indication of the merits of the Issuer, its subsidiaries, its associated companies, the Programme or the Notes. The SGX-ST assumes no responsibility for the correctness of any of the statements made or opinions expressed or reports contained herein.

BY ORDER OF THE BOARD
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
Singapore
14 March 2008

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	14-Mar-2008 19:13:08
Announcement No.	00136

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Compulsory acquisition of the issued ordinary shares in the capital of The Ascott Group Limited by Somerset Capital Pte Ltd
Description	The attached announcement issued by DBS Bank Ltd for and on behalf of Somerset Capital Pte Ltd, a wholly-owned subsidiary of CapitaLand Limited, on the above matter is for information.
Attachments:	SomersetCapital.Annc.14Mar2008.pdf CA_Letter14Mar08.pdf Total size = **243K** (2048K size limit recommended)

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ANNOUNCEMENT

by

DBS BANK LTD

(Company Registration No. 196800306E)
(Incorporated in the Republic of Singapore)

for and on behalf of

SOMERSET CAPITAL PTE LTD

(Company Registration No. 199903322R)
(Incorporated in the Republic of Singapore)

a wholly-owned subsidiary of

CAPITALAND LIMITED

(Company Registration No. 198900036N)
(Incorporated in the Republic of Singapore)

COMPULSORY ACQUISITION OF THE ISSUED ORDINARY SHARES IN THE CAPITAL OF THE ASCOTT GROUP LIMITED BY SOMERSET CAPITAL PTE LTD

1. INTRODUCTION

DBS Bank Ltd ("**DBS Bank**") refers to:

(i) the offer document dated 26 January 2008 (the "**Offer Document**") in connection with the voluntary unconditional cash offer (the "**Offer**") by DBS Bank, for and on behalf of Somerset Capital Pte Ltd (the "**Offeror**"), a wholly-owned subsidiary of CapitaLand Limited, to acquire all the issued ordinary shares ("**Shares**") in the capital of The Ascott Group Limited ("**Ascott**") other than those already held by the Offeror, Somerset Land Pte Ltd and Areca Investment Pte Ltd as at the date of the Offer; and

(ii) the announcement dated 25 February 2008 in which it was announced that the Offeror is entitled to, and intends to exercise, its right of compulsory acquisition under Section 215(1) of the Companies Act, Chapter 50 (the "**Act**") to acquire all the Shares not acquired by it pursuant to the Offer.

2. COMPULSORY ACQUISITION UNDER SECTION 215(1) OF THE ACT

DBS Bank wishes to announce, for and on behalf of the Offeror, that DBS Bank has today despatched to shareholders of Ascott who have not validly accepted the Offer as at the close of the Offer at 5.30 p.m. on 11 March 2008 ("**Dissenting Shareholders**"), a letter with regard to the Offeror's exercise of its right of compulsory acquisition under Section 215(1) of the Act (the "**Letter**"), together with a Notice to Dissenting Shareholder ("**Form 57**") and a Notice to Non-Assenting Shareholder ("**Form 58**") in the forms prescribed under the Act. A copy of the Letter together with its enclosures are attached to this Announcement.

As stated in the Letter, the Offeror wishes to compulsorily acquire all the Shares of Dissenting Shareholders at a consideration of S$1.73 in cash for each Share (the "**Consideration**") and will proceed to do so on or after 16 April 2008 (the "**Transfer Date**"), being after the expiration of one month after Form 57 is given, subject to and on the terms set out in the Form 57 enclosed with the Letter and the provisions of Section 215(4) of the Act.

Further details in respect of the transfer of the Shares that the Offeror is acquiring from Dissenting Shareholders and the payment of the Consideration for such Shares are set out in the Letter.

3. RIGHTS UNDER SECTION 215(3) OF THE ACT

Under Section 215(3) of the Act, Dissenting Shareholders have a right to require the Offeror to acquire their Shares. Subject to and in accordance with Section 215 of the Act, a Dissenting Shareholder may, within three months from the giving of the Form 58 to the Dissenting Shareholder require the Offeror, by notification to the Offeror at its registered address at 168 Robinson Road, #30-01 Capital Tower, Singapore 068912, to acquire his Shares, whereupon the Offeror shall be entitled and bound to acquire such Dissenting Shareholder's Shares at the Consideration (or otherwise in accordance with Section 215(3) of the Act).

However, as the Offeror would be proceeding to compulsorily acquire all the Shares of Dissenting Shareholders on or after the Transfer Date on the terms set out in the Form 57 enclosed with the Letter and the provisions of Section 215(4) of the Act, Dissenting Shareholders need not take any action in relation to Form 58. Nevertheless, Dissenting Shareholders who wish to exercise their right under Section 215(3) of the Act or who are in any doubt are advised to seek their own independent legal advice.

Issued by
DBS BANK LTD

For and on behalf of
SOMERSET CAPITAL PTE LTD
14 March 2008

DBS BANK LTD

(Company Registration No. 196800306E)
(Incorporated in the Republic of Singapore)

6 Shenton Way
DBS Building Tower One
Singapore 068809

14 March 2008

To: The Shareholders of The Ascott Group Limited

Dear Shareholder

COMPULSORY ACQUISITION OF SHARES IN THE ASCOTT GROUP LIMITED ("ASCOTT") BY SOMERSET CAPITAL PTE LTD (THE "OFFEROR")

1. INTRODUCTION

This Letter is sent to you in connection with the compulsory acquisition of your shares in Ascott by the Offeror. As the compulsory acquisition is being carried out in accordance with the Companies Act, Chapter 50 of Singapore (the "**Companies Act**"), no action on your part is required to be taken to effect the transfer of your shares to the Offeror and to receive the payment for your shares.

1.1 **Offer Document.** On 29 January 2008, DBS Bank Ltd ("**DBS Bank**") issued, for and on behalf of the Offeror, a wholly-owned subsidiary of CapitaLand Limited ("**CapitaLand**"), an offer document dated 26 January 2008 (the "**Offer Document**") in respect of the voluntary unconditional cash offer (the "**Offer**") by DBS Bank, for and on behalf of the Offeror, to acquire all the issued ordinary shares in the capital of Ascott ("**Shares**") other than those already held by the Offeror, Somerset Land Pte Ltd ("**SLPL**") and Areca Investment Pte Ltd ("**AIPL**") as at the date of the Offer (the "**Offer Shares**"), at a price of S$1.73 in cash for each Offer Share (the "**Offer Price**").

1.2 **Level of Acceptances on 25 February 2008.** On 25 February 2008, DBS Bank announced, for and on behalf of the Offeror, that as at 5.00 p.m. on 25 February 2008, the Offeror has received valid acceptances in respect of an aggregate of 360,913,249 Offer Shares pursuant to the Offer which, together with the 127,305,000 Shares acquired by the Offeror by way of market purchases on the Singapore Exchange Securities Trading Limited (the "**SGX-ST**")[1] during the Offer, amount to approximately 90.14% of the Offer Shares (other than those already held by the Offeror, SLPL and AIPL as at the date of the Offer).

1.3 **Close of the Offer.** DBS Bank had on 11 March 2008 announced, for and on behalf of the Offeror that the Offer has closed as at 5.30 p.m. on 11 March 2008. Accordingly, the Offer is no longer open for acceptance and any acceptances received thereafter will be rejected.

As at the close of the Offer, the aggregate number of (i) Shares owned, controlled or agreed to be acquired by the Offeror and parties acting in concert with it in connection with the Offer, and (ii) valid acceptances of the Offer amounted to 1,584,169,691 Shares, representing approximately 98.37% of the total number of Shares in issue.[2]

---

1 Pursuant to Section 215(11) of the Companies Act, such Shares which were acquired by the Offeror at or below the Offer Price during the period when the Offer was open for acceptance shall be treated for purposes of Section 215 of the Companies Act as having been acquired by the Offeror by virtue of acceptance of the Offer and shall be counted towards the 90% Compulsory Acquisition Acceptance Level referred to in paragraph 1.4.

2 References in this Letter to the total number of Shares in issue are based on 1,610,437,298 Shares.

1.4 **Right of Compulsory Acquisition.** As the Offeror has received valid acceptances of the Offer and acquired Shares during the Offer which in aggregate represent not less than 90% of the Offer Shares (other than those already held by the Offeror, its related corporations (including SLPL and AIPL) or their respective nominees as at the date of the Offer) (the "**90% Compulsory Acquisition Acceptance Level**"), the Offeror is entitled to exercise its right of compulsory acquisition under Section 215(1) of the Companies Act.

2. COMPULSORY ACQUISITION UNDER SECTION 215(1) OF THE COMPANIES ACT

2.1 **Dissenting Shareholder.** According to the records maintained by The Central Depository (Pte) Limited ("**CDP**") and/or Boardroom Corporate & Advisory Services Pte. Ltd., as at 5.30 p.m. on 11 March 2008, you have not accepted the Offer in respect of your Shares. Accordingly, we are writing, for and on behalf of the Offeror, to inform you that the Offeror wishes to exercise its right of compulsory acquisition to acquire all your Shares at a consideration of S$1.73 in cash for each Share (the "**Consideration**") that you own. We enclose, for this purpose, a Notice to Dissenting Shareholder in the form prescribed under the Companies Act ("**Form 57**").

If you have already accepted the Offer by completing and returning a valid acceptance form or sold your Shares on the SGX-ST prior to the close of the Offer, please disregard this Letter.

2.2 **Compulsory Acquisition.** On or after 16 April 2008 (the "**Transfer Date**"), being after the expiration of one month after the date on which Form 57 is given to you, the Offeror will exercise its right to compulsorily acquire all the Shares held by you, subject to and on the terms set out in the enclosed Form 57 and the provisions of Section 215(4) of the Companies Act.

2.3 **Registration of Transfer.** On the Transfer Date, the Offeror will, *inter alia*, pay to Ascott, the Consideration for the Shares that it is acquiring from you (the "**Acquired Shares**"). Upon, *inter alia*, payment of the Consideration to Ascott as aforesaid, the Acquired Shares will be transferred to the Offeror and Ascott will register the Offeror as the holder of the Acquired Shares. The Consideration will be credited by Ascott into a separate bank account and held by Ascott in trust for you.

2.4 **Settlement.** As soon as practicable after the Transfer Date:

(a) if your Shares are deposited with CDP, CDP will, on behalf of Ascott, despatch remittances in the form of a cheque for the appropriate amount of the Consideration payable in respect of the Acquired Shares to you by ordinary post, at your own risk, to your address as it appears in the records of CDP, or by such other manner as you may have agreed with CDP for the payment of any cash distributions; and

(b) if your Shares are not deposited with CDP, Boardroom Corporate & Advisory Services Pte. Ltd. will, on behalf of Ascott, despatch remittances in the form of a cheque for the appropriate amount of the Consideration payable in respect of the Acquired Shares to you by ordinary post, at your own risk, to your address as it appears in the Register of Members of Ascott.

3. RIGHTS UNDER SECTION 215(3) OF THE COMPANIES ACT

3.1 **Non-Assenting Shareholder.** Under Section 215(3) of the Companies Act, you have the right to require the Offeror to acquire your Shares. In this connection, a Notice to Non-Assenting Shareholder in the form prescribed under the Companies Act ("**Form 58**") is enclosed with this Letter. Subject to and in accordance with Section 215 of the Companies Act, you may, within three months from the giving of Form 58 to you, give notice to the Offeror at its registered address at 168 Robinson Road, #30-01 Capital Tower, Singapore 068912 to require the Offeror to acquire your Shares, and the Offeror shall be entitled and bound to acquire your Shares at the Consideration set out above (or otherwise in accordance with Section 215(3) of the Companies Act).

3.2 **Action. However, as the Offeror would be proceeding to compulsorily acquire all your Shares on the terms set out in the enclosed Form 57, you need not take any action in relation to Form 58. Nevertheless, if you wish to exercise your right under Section 215(3) of the Companies Act or if you are in any doubt, you should consult your legal advisers.**

4. GENERAL

If you are in any doubt about any of the matters referred to in this Letter, you should consult your stockbroker, bank manager, solicitor or other professional adviser immediately.

In the event of any inconsistency between the English version and Chinese version of this Letter, the English version shall prevail.

If you have any enquiries, please call our Information Hotline at (65) 6878 8995.

Yours faithfully
For and on behalf of
DBS BANK LTD

Lawrence Ng
Senior Vice President
Mergers & Acquisitions Advisory

Chan Yow Phong
Vice President
Mergers & Acquisitions Advisory

82 - 4507

DBS BANK LTD

(Company Registration No. 196800306E)
(Incorporated in the Republic of Singapore)

6 Shenton Way
DBS Building Tower One
Singapore 068809

2008年3月14日

致： 雅诗阁集团有限公司股东

尊敬的股东：

SOMERSET CAPITAL PTE LTD (“要约人”)强制收购雅诗阁集团有限公司(“雅诗阁”)股票

1. 序言

现就要约人强制收购您所持有的雅诗阁股票事宜向您致函如下。 强制收购系按新加坡法律第50章公司法(“**公司法**”)进行，您无需采取任何行动，即可将您的股票自动转让给要约人，并收到所购股票的收购价款。

1.1 **要约书**：于2008年1月29日，星展银行有限公司(“**星展银行**”)代表要约人，即嘉德置地有限公司(“**嘉德置地**”)之全资子公司，就星展银行代表要约人以每股S$1.73的现金价格(“**要约价格**”)收购雅诗阁全部已发行普通股票(“**股票**”) 除截至要约日已由要约人、Somerset Land Pte Ltd (“**SLPL**”)和Areca Investment Pte Ltd (“**AIPL**”)持有的股票之外的部分(“**要约股票**”)的自愿无条件现金要约(“**要约**”)，发布志期2008年1月26日的要约书(“**要约书**”)。

1.2 **2008年2月25日的承诺率**：于2008年2月25日，星展银行代表要约人宣布，截至2008年2月25日下午5.00，要约人按照要约规定已收到总计360,913,249股要约股票的有效出售承诺，加上要约人在要约期间通过新加坡证券交易有限公司(“**新交所**”)公开市场收购的127,305,000股股票[1]，合计达到要约股票总数(截至要约日已由要约人、SLPL和AIPL持有的股票除外)约90.14%。

1.3 **要约的截止**：星展银行已于2008年3月11日代表要约人宣布，要约已于2008年3月11日下午5.30截止。因此，上述时间过后一律不再接受任何出售承诺，而且所收到的出售承诺一概无效。

要约截止时，(i)要约人及其关于要约的一致行动人持有、控制或获准收购的股票；和(ii)获得有效出售承诺的股票，总数达到1,584,169,691股，约占已发行股票总数[2] 的98.37%。

1.4 **强制收购权**：由于要约人在要约期间已经收到的有效出售承诺及收购的股票总计不少于要约股票的90%(截至要约日已由要约人、其相关公司(包括SLPL和AIPL)或其各自指定人持有的股票除外)(“**90%强制收购承诺率**”)，要约人有权行使公司法第215(1)条规定的强制收购权。

2. 公司法第215(1)条规定的强制收购

2.1 **异议股东**：根据中央托收有限公司(“**CDP**”)和/或宝德隆企业与咨询服务有限公司的记录，截至2008年3月11日下午5.30，您尚未承诺出售您的股票。因此，我们代表要约人致函通知您，要约人有意行使其强制收购权，以每股现金S$1.73的价格(“**收购价款**”)收购您所持有的全部股票。就此，我们按公司法规定格式(“**Form 57**”)附上致异议股东的通知。

若您已经在要约截止前填妥并寄回承诺表接受要约或已通过新交所卖出您的股票，请忽略本函。

---

1 根据公司法第215(11)条，要约人在要约期间以要约价格或更低价格收购的股票均视为要约人获得出售承诺所收购，并计入第1.4条所述的90%的强制收购承诺率。

2 本函中所述已发行股票总数的基础是 1,610,437,298 股股票。

2.2 **强制收购**：要约人将行使其强制收购权，于2008年4月16日(“**转让日**”)，即向您送达Form 57后满一个月之日或其后收购您所持有的全部股票，具体程序按所附之Form 57的条款及公司法第215(4)条的规定办理。

2.3 **转让登记**：于转让日，要约人将支付予雅诗阁向您处收购之股票(“**所购股票**”)的收购价款。在向雅诗阁支付上述收购价款之后，所购股票即转让给要约人，而雅诗阁将登记要约人为所购股票的持有人。收购价款将由雅诗阁存入独立的银行账户，并由雅诗阁为您托管。

2.4 **结算**：即转让日后最早可实行之日：

(a) 若您的股票由CDP存管，CDP将代表雅诗阁按您在CDP所记录的地址以普通邮寄方式将金额为所购股票收购价款的支票寄送给您(有关风险由您自行承担)，或按您与CDP约定的其他方式向您付款；

(b) 若您的股票未由CDP存管，宝德隆企业与咨询服务有限公司将代表雅诗阁按您在雅诗阁股东登记册上所记录的地址以普通邮寄方式将金额为所购股票收购价款的支票寄送给您(有关风险由您自行承担)。

3. **公司法第215(3)条规定的权利**

3.1 **不同意股东**：根据公司法第215(3)条，您有权要求要约人收购您的股票。就此将随本函附上，按公司法规定格式(“**Form 58**”) 的致不同意股东的通知。根据公司法第215条的规定，您可在我们向您送达Form 58起三个月内，按要约人的注册地址168 Robinson Road, #30-01 Capital Tower, Singapore 068912向要约人发出通知，要求要约人收购您的股票，要约人有权且有义务按上述收购价款(或按公司法第215(3)条的规定)收购您的股票。

3.2 **行动**：**由于要约人将着手按所附之Form 57的条款强制收购您的全部股票，您无需就Form 58采取任何行动。但是，如果您希望行使公司法第215(3)条所赋予的权利，或有任何疑问，应征询您的法律顾问的意见。**

4. **一般条款**

若您对本函所述任何事项有任何疑问，应立即征询您的股票经纪、银行经理、律师或其他专业顾问的意见。

若本函英文本与中文本之间有任何不一致之处，以英文本为准。

若有任何疑问，请拨打我们的询问热线(65) 6878 8995。

顺颂安祺！
代表
星展银行有限公司

Lawrence Ng
高级副总裁
并购顾问

Chan Yow Phong
副总裁
并购顾问

82 - 4507

THE COMPANIES ACT
(CHAPTER 50)

THE COMPANIES REGULATIONS
SECTION 215(1)/
REGULATION 11(1)

NOTICE TO DISSENTING SHAREHOLDER

Form

57

Folio No

Name of Company: THE ASCOTT GROUP LIMITED

Company No: 197900881N

To: The Dissenting Shareholders of The Ascott Group Limited

In this notice:-

The Ascott Group Limited is referred to as "**the transferor company**"; and

Somerset Capital Pte Ltd is referred to as "**the transferee company**".

On 29 January 2008, the transferee company made an offer to all the holders of issued ordinary shares in the transferor company ("**Shares**") other than those already held by the transferee company, Somerset Land Pte Ltd and Areca Investment Pte Ltd as at the date of the offer at an offer price of S$1.73 in cash for each Share.

Up to 25 February 2008 (being a date within four months after the making of the offer in that behalf by the transferee company), the offer was approved by the holders of not less than 90 per cent. of the total number of Shares (other than Shares already held at the date of the offer by the transferee company, its related corporations or their respective nominees).

The transferee company hereby gives you notice, in pursuance of section 215 of the Companies Act, that it desires to acquire all the Shares held by you in the transferor company.

You are entitled within one month from the date on which this notice is given to require the transferee company, by demand in writing served on it, to supply you with a statement of the names and addresses of all other dissenting shareholders, and the transferee company will not be entitled or bound to acquire the Shares of the dissenting shareholders until 14 days after the posting to you of the statement of those names and addresses.

Unless upon an application made to the High Court by you –

(a) on or before 14 April 2008 (being one month from the date of this notice); or

(b) on a date within 14 days of a statement being supplied to a dissenting shareholder pursuant to section 215(2) of the Companies Act,

whichever is the later date, the High Court orders otherwise, the transferee company will, in pursuance of those provisions, be entitled and bound to acquire all the Shares held by you in the transferor company on the terms, which, under the scheme or contract to which the abovementioned offer relates, the Shares of the approving shareholders of the transferor company are to be transferred to the transferee company.

Dated this 14th day of March 2008.

Signature: ______________________

Lai Choon Hung
Director, Somerset Capital Pte Ltd

THE COMPANIES ACT (CHAPTER 50)

THE COMPANIES REGULATIONS SECTION 215(3)/ REGULATION 11(2)

NOTICE TO NON-ASSENTING SHAREHOLDER

Form

58

Folio No

Name of Company: THE ASCOTT GROUP LIMITED

Company No: 197900881N

To: The Non-Assenting Shareholders of The Ascott Group Limited

In this notice:-

The Ascott Group Limited is referred to as "**the transferor company**"; and

Somerset Capital Pte Ltd is referred to as "**the transferee company**".

A scheme or contract involving the transfer of all the issued ordinary shares ("**Shares**") in the transferor company other than those already held by the transferee company, Somerset Land Pte Ltd and Areca Investment Pte Ltd as at 29 January 2008, to the transferee company was, up to 25 February 2008 (being a date within four months after the making of the offer in that behalf by the transferee company), approved by the holders of not less than 90 per cent. of the total number of Shares in the transferor company (other than Shares already held at the date of the offer by the transferee company, its related corporations or their respective nominees).

In pursuance of that scheme or contract, an aggregate of 470,492,174 Shares, representing approximately 29.22 per cent. of the total number of Shares in the transferor company, were between 29 January 2008 to 28 February 2008 transferred to the transferee company or its nominee.

The transferee company hereby gives you notice, in pursuance of section 215 of the Companies Act, that those Shares together with such other Shares in the transferor company as were held by the transferee company, its related corporations or their respective nominees at the last-mentioned date comprise or include 90 per cent. of the total number of Shares in the transferor company.

In pursuance of the abovementioned provisions you may, within three months from the giving of this notice, give notice that you require the transferee company to acquire your holding of Shares in the transferor company not assented to the scheme or contract, and if you give that notice with respect to any Shares in the transferor company the transferee company will be entitled and bound to acquire those Shares on the terms on which under the scheme or contract the Shares of the approving shareholders were transferred to it, or on such other terms as are agreed or as the High Court on application made to it by you or by the transferee company thinks fit to order.

Dated this 14th day of March 2008.

Signature: ______________________

Lai Choon Hung
Director, Somerset Capital Pte Ltd

82 - 4507

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CapitaLand

NEWS RELEASE

For immediate release
14 March 2008

Somerset Capital notifies Ascott shareholders it will acquire remaining Ascott shares

Singapore, 14 March 2008 – Somerset Capital Pte Ltd, a wholly-owned subsidiary of CapitaLand Limited, today announced it has notified all Ascott shareholders who have not accepted its voluntary unconditional cash offer for Ascott as at the close of the offer that it will compulsorily acquire the remaining Ascott shares that it and its related corporations do not already own, on or after 16 April 2008[(1)].

Somerset Capital's offer for Ascott closed on 11 March 2008, with Somerset Capital and its concert parties holding 98.37%[(2)(3)] of Ascott shares. As Somerset Capital and its related corporations now own more than 90% of Ascott's issued shares, Ascott shareholders also have the right to require Somerset Capital to acquire their Ascott shares at S$1.73[(4)] per share by giving notice to Somerset Capital within three months[(5)]. However, Ascott shareholders need not take any action to effect the transfer of their shares to Somerset Capital and to receive payment for their Ascott shares as the compulsory acquisition is being carried out by Somerset Capital in accordance with the Singapore Companies Act.

After Somerset Capital has completed its compulsory acquisition of the remaining Ascott shares, Ascott will be delisted from the SGX-ST[(6)] and become a wholly-owned subsidiary of CapitaLand Limited.

Notes:

(1) This is subject to and on the terms set out in Form 57 despatched to Ascott shareholders and the provisions of Section 215(4) of the Companies Act. Please see the announcement on compulsory acquisition of the shares in the capital of Ascott by Somerset Capital released on SGXNET on 14 March 2008.
(2) Please see the close of offer announcement released on SGXNET on 11 March 2008.
(3) References in this announcement to the total number of Ascott shares in issue and shareholding percentages are based on 1,610,437,298 shares.
(4) The consideration of S$1.73 per share includes the rights to receive any dividends, other distributions or return of capital on the share.
(5) This is subject to and in accordance with Section 215 of the Companies Act and Form 58 despatched to Ascott shareholders. Ascott shareholders who wish to exercise their rights are advised to seek their own independent legal advice.
(6) Singapore Exchange Securities Trading Limited.

82 - 4507

CapitaLand

CAPITALAND LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

INTEREST PAYMENT RELATING TO FLOATING RATE NOTES SERIES P1-S-0002L ISSUED UNDER CAPITALAND TREASURY LIMITED'S S$3 BILLION MULTICURRENCY MEDIUM TERM NOTE PROGRAMME

Pursuant to Rule 747(2) of the Listing Manual of the Singapore Exchange Securities Trading Limited, CapitaLand Limited wishes to announce the following interest payment in respect of the S$120 Million Floating Rates Notes Due 2011 (the "Series P1-S-0002L Notes") issued under the S$3 Billion Multicurrency Medium Term Note Programme of its wholly-owned subsidiary, CapitaLand Treasury Limited:

Principal Amount of Notes	: S$120 Million
Interest Period	: From 17 September 2007 to 17 March 2008
Interest Rate	: 3.34443% per annum
Interest Amount	: S$4,169.08 for the coupon amount of each Note having a principal sum of S$250,000
Payment Date	: 17 March 2008
Paying Agent	: Citicorp Investment Bank (Singapore) Limited 300 Tampines Avenue 5 #09-00 Tampines Junction Singapore 529653

By Order of the Board

Low Sai Choy
Company Secretary
17 March 2008

82 - 4507

CapitaLand

CAPITALAND LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

LIQUIDATION OF INDIRECT WHOLLY-OWNED SUBSIDIARY SHANGHAI XIN LI PROPERTY DEVELOPMENT CO., LTD

Further to its announcement made on 26 September 2003, CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary incorporated in The People's Republic of China, Shanghai Xin Li Property Development Co., Ltd ("Shanghai Xin Li"), which had been placed under members' voluntary liquidation, has been liquidated on 12 March 2008.

The liquidation of Shanghai Xin Li is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2008.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
18 March 2008

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

**ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY
RCCF LIMITED**

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in Cayman Islands:

Name	:	RCCF Limited
Principal Activity	:	Investment Holding
Share Capital	:	US$1 comprising 1 ordinary share

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
20 March 2008

CapitaLand

For Immediate Release
20 March 2008

NEWS RELEASE

Date of Despatch of Summary Report to Shareholders 2007 and Circular to Shareholders

Singapore, 20 March 2008 – CapitaLand Limited ("CapitaLand") wishes to announce that its Summary Report to Shareholders 2007 containing the Notice of Annual General Meeting ("AGM") and its Circular to Shareholders containing the Notice of Extraordinary General Meeting ("EGM") will be despatched on 27 March 2008.

The AGM will be held on 29 April 2008 at 10 am at the STI Auditorium, Capital Tower. The EGM will be held on 29 April 2008 at 10.15 am or immediately following the conclusion of the AGM. The EGM seeks shareholders' approval for the renewal of CapitaLand's Share Purchase Mandate and the alteration to its Article of Association to make clear that directors who hold executive office in CapitaLand will be subject to the same provisions as to retirement by rotation, resignation and removal as other directors. Full text of the AGM and EGM Notices will be announced on 27 March 2008.

CapitaLand wishes to reiterate its financial highlights for Financial Year 2007:

Revenue - S$3,792.7 million

Earnings Before Tax - S$3,824.0 million

Profit After Tax and Minority Interests - S$2,759.3 million

Economic Value Added - S$2,335.1 million

About CapitaLand

CapitaLand is the largest real estate company in Southeast Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Gulf Cooperation Council (GCC) countries.

The company's real estate and hospitality portfolio spans more than 100 cities in over 20 countries. CapitaLand also leverages on its significant real estate asset base, financial skills and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, Australand, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust, CapitaRetail China Trust and Quill Capita Trust.

Issued by: CapitaLand Limited (Co. Regn: 198900036N)
Date: 20 March 2008

Analyst contact:
Harold Woo, Investor Relations
Tel: +65 6823 3210
Email: harold.woo@capitaland.com

Media contact:
Ng Wei Joo, Corporate Communications
Tel: +65 6823 3532
Email: ng.weijoo@capitaland.com

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	24-Mar-2008 20:01:50
Announcement No.	00132

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	CapitaMall Trust - "Presentation slide - Debt Profile Post-Refinancing"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CMT.Slide.24Mar08.pdf Total size = **55K** (2048K size limit recommended)

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CapitaMall Trust

CAPITAMALL TRUST

Debt Profile Post-Refinancing

Proforma Debt Capital Information after Refinancing in February 2008 (1) (including 40% share in RCS Trust and 100% share in CRS)

Debt Maturity Profile


S$ million
800
700
600
500
400
300
200
100
0
Commercial Mortgage Back Security ("CMBS") under Silver Maple
Short Term Borrowings
CMBS under Silver Oak to part finance the 40% share of the Raffles City acquisition
Fixed Rate Notes due December 2008 issued under CMT MTN Pte. Ltd.
Term Loan due August 2009
187.5
8.9%
150.0
7.2%
37.5
1.7%
Floating Rate 2
Fixed Rate 2
655.0
31.3%
320.0
15.3%
335.0
16.0%
125.0
6.0%
346.4 3
16.5%
783.0
37.3%
433.0
20.6%
350.0
16.7%
2008
2009
2010
2011
2012

1. Assuming position as at 31 December 2007 and adjusting for refinancing of Class A to D Bonds and RCF in CapitaRetail Singapore Limited ("CRS") and short term borrowings taken to finance additional investment in CapitaRetail China Trust.
2. Class A to D Bonds and RCF of CRS have been refinanced by term loan due August 2009. 66% of which are at fixed interest rates. Management intends to fix the interest rates for remaining 34% to achieve an overall all-in rate of not more than 3.3%, which is below the previous all-in rate of 4.3%.
3. CMT's 40% share of CMBS debt taken at RCS Trust level to part finance the Raffles City acquisition. Of the total CMBS of S$866.0 million, S$136.0 million (our 40.0% share thereof is S$54.4 million) is "AA" rated, the balance is "AAA" rated.
4. Moody's has assigned a corporate family rating of "A2" to CMT with a stable outlook in April 2006. The Property Funds Guidelines also provide that the aggregate leverage of CMT may exceed 35.0% of the value of the Deposited Property of CMT (up to a maximum of 60%) if a credit rating of the REIT from Fitch,Inc., Moody's or Standard & Poor's is obtained and disclosed to the public.

Key Statistics

CMT (excluding 40% share in RCS Trust & 100% share in CRS)

Interest Cover	5.3 times
Average Cost of Debt	3.2%
Debt Rating	" AAA "
CMT's Corporate Rating 4	" A2 "

CMT Group (including 40% share in RCS Trust & 100% share in CRS)

Gearing Ratio	35.2%
Average Cost of Debt	3.5%

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	25-Mar-2008 18:14:59
Announcement No.	00091

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	CapitaCommercial Trust - "Announcement by Quill Capita Trust ("QCT") - Proposed acquisitions by QCT of three properties"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CCT.QCT.Annc.25Mar08.pdf Total size = **76K** (2048K size limit recommended)

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITACOMMERCIAL TRUST
Company Registration No.	N.A.
Announcement submitted on behalf of	CAPITALCOMMERCIAL TRUST ("CCT")
Announcement is submitted with respect to *	CAPITACOMMERCIAL TRUST
Announcement is submitted by *	Michelle Koh
Designation *	Company Secretary, CapitaCommercial Trust Management Limited (as manager of CCT)
Date & Time of Broadcast	25-Mar-2008 17:58:21
Announcement No.	00081

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by Quill Capita Trust ("QCT") - Proposed Acquisitions by QCT of three properties
Description	The announcement issued by Quill Capita Management Sdn Bhd, as manager of QCT, to the Bursa Malaysia Securities Berhad, is attached for information. CCT is a substantial unitholder of QCT.
Attachments:	QCTannouncement.pdf Total size = **56K** (2048K size limit recommended)

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82 - 4507

BURSA MALAYSIA

General Announcement

Initiated by **QUILL CAPITA TRUST** on **19/03/2008 05:04:00 PM**
Submitted by **QUILL CAPITA TRUST** on **25/03/2008 05:07:09 PM**
Reference No **QC-080319-61440**
Form Version V3.0

Submitted

Company Information	
Main Board/ Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	QUILL CAPITA TRUST
*** Stock name**	QCAPITA
*** Stock code**	5123
*** Contact person**	Lee Fong Yong
*** Designation**	Company Secretary
*** Contact number**	03-23806288
E-mail address	finance@quill.com.my

Type * Announcement

Subject *: Proposed Acquisitions by Quill Capita Trust ("QCT") of three properties.

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We refer to the announcements dated 15 January 2008 and 14 March 2008. Please see attached for further announcement for information.
Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
Ann DHL HSBC completion 250308.pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Announcement

Subject: - Proposed Acquisition by Quill Capita Trust ("QCT") of the following:-

(a) a three (3) storey building with an approximate net lettable area of 65,205 square feet erected on a substantial part of a piece of freehold land held under title No. H.S.(D) 225960, PT 112, Bandar Glenmarie, Daerah Petaling, Selangor Darul Ehsan ("Quill Land & Building 8-XPJ"); and

(b) a four (4) storey building with one(1) storey basement car park with an approximate net lettable area of 58,428 square feet erected on a 99 years leasehold land held under title no. PN 3699, Lot 57, Seksyen 13, Bandar Petaling Jaya, Daerah Petaling, Selangor Darul Ehsan ("Quill Land & Building 10-HSBC Section 13")

Contents:

We refer to the announcement dated 15 January 2008.

On behalf of the Board of Directors of Quill Capita Management Sdn Bhd ("**the Manager**"), we are pleased to announce that the proposed acquisition by QCT of the following properties:-

(a) Quill Land & Building 8-XPJ from Quill Logistics Sdn Bhd for the purchase price of Ringgit Malaysia Twenty Eight Million and Eight Hundred Thousand (RM28,800,000); and

(b) Quill Land & Building 10-HSBC Section 13 from Quill Contracts Sdn Bhd for the purchase price of Ringgit Malaysia Twenty Two Million Seven Hundred and Forty Thousand (RM22,740,000)

have been duly completed on 25 March 2008.

Further to our announcement dated 14 March 2008 on the completion of the proposed acquisition by QCT of Quill Land & Building 5-IBM and together with the completion of the abovementioned proposed acquisitions of Quill Land & Building 8-XPJ and Quill Land & Building 10-HSBC Section 13 (collectively, the "**Proposed Acquisitions of the Properties**"), the completion of the Proposed Acquisitions of the Properties is expected to be yield accretive to the earnings of QCT for the financial year ending 31 December 2008.

Following the completion of the Proposed Acquisitions of the Properties, the gearing of QCT is estimated to be approximately 25%.

This announcement is dated 25 March 2008.

RECEIVED
2008 APR 24 A 4: 30
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CapitaLand

CAPITALAND LIMITED

(Regn. No.: 198900036N)
(Incorporated in the Republic of Singapore)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at the STI Auditorium, 168 Robinson Road, Level 9, Capital Tower, Singapore 068912, on Tuesday, 29 April 2008 at 10.00 a.m. to transact the following business:

AS ORDINARY BUSINESS

1 To receive and adopt the Directors' Report and Audited Financial Statements for the year ended 31 December 2007 and the Auditors' Report thereon.

2 To declare a first and final 1-tier dividend of S$0.08 per share and a special 1-tier dividend of S$0.07 per share for the year ended 31 December 2007.

3 To approve Directors' fees of S$1,323,900 for the year ended 31 December 2007. (2006: S$1,081,003)

4 To re-appoint the following Directors, who are retiring under Section 153(6) of the Companies Act, Cap. 50 of Singapore, to hold office from the date of this Annual General Meeting until the next Annual General Meeting:

(i) Dr Hu Tsu Tau
(ii) Mr Hsuan Owyang
(iii) Mr Lim Chin Beng
(iv) Mr Richard Edward Hale

5 To re-elect the following Directors, who are retiring by rotation pursuant to Article 95 of the Articles of Association of the Company and who, being eligible, offer themselves for re-election:

(i) Mr Jackson Peter Tai
(ii) Dr Victor Fung Kwok King

6 To re-appoint Messrs KPMG as Auditors of the Company and to authorise the Directors to fix their remuneration.

7 To transact such other ordinary business as may be transacted at an Annual General Meeting of the Company.

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AS SPECIAL BUSINESS

8 To consider and, if thought fit, to pass with or without any modification, the following resolutions as Ordinary Resolutions:

8A That pursuant to Section 161 of the Companies Act, Cap. 50 of Singapore, authority be and is hereby given to the Directors of the Company to:

(a) (i) issue shares in the capital of the Company ("shares") whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "Instruments") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

(b) (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

provided that:

(1) the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed fifty per cent. (50%) of the total number of issued shares (excluding treasury shares) in the capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of shares to be issued other than on a *pro rata* basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed twenty per cent. (20%) of the total number of issued shares (excluding treasury shares) in the capital of the Company (as calculated in accordance with sub-paragraph (2) below);

(2) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited ("SGX-ST")) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (1) above, the total number of issued shares (excluding treasury shares) shall be based on the total number of issued shares (excluding treasury shares) in the capital of the Company at the time this Resolution is passed, after adjusting for:

(i) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time this Resolution is passed; and

(ii) any subsequent bonus issue, consolidation or subdivision of shares;

(3) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Listing Manual of the SGX-ST for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

(4) (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier.

8B That the Directors be and are hereby authorised to:

(a) grant awards in accordance with the provisions of the CapitaLand Performance Share Plan ("Performance Share Plan") and/or the CapitaLand Restricted Stock Plan ("Restricted Stock Plan"); and

(b) allot and issue from time to time such number of shares in the Company as may be required to be issued pursuant to the exercise of options under the CapitaLand Share Option Plan and/or such number of fully paid shares in the Company as may be required to be issued pursuant to the vesting of awards under the Performance Share Plan and/or the Restricted Stock Plan,

provided that the aggregate number of shares to be issued pursuant to the CapitaLand Share Option Plan, Performance Share Plan and Restricted Stock Plan shall not exceed fifteen per cent. (15%) of the total number of issued shares (excluding treasury shares) in the capital of the Company from time to time.

By Order of the Board

Low Sai Choy
Company Secretary

Singapore
27 March 2008

Notes:

A member of the Company entitled to attend and vote at the Meeting is entitled to appoint not more than two proxies to attend and vote instead of him. Where a member appoints more than one proxy, he shall specify the proportion of his shareholdings to be represented by each proxy. A proxy need not be a member of the Company. The instrument appointing a proxy or proxies must be deposited at the office of the Company's Share Registrar, M & C Services Private Limited, 138 Robinson Road, #17-00 The Corporate Office, Singapore 068906 not less than 48 hours before the time appointed for holding the Meeting.

Additional information relating to the Notice of Annual General Meeting:

1 In relation to items 4(i), (ii), (iii) and (iv) under the heading "As Ordinary Business", Dr Hu Tsu Tau will, upon re-appointment, continue to serve as Chairman of the Investment Committee; Mr Hsuan Owyang will, upon re-appointment, continue to serve as Chairman of the Finance and Budget Committee, Deputy Chairman of the Investment Committee, and a Member of the Executive Resource and Compensation Committee and the Nominating Committee respectively; Mr Lim Chin Beng will, upon re-appointment, continue to serve as Chairman of the Executive Resource and Compensation Committee and the Nominating Committee respectively; and Mr Richard Edward Hale will, upon re-appointment, continue to serve as Chairman of the Audit Committee and a Member of the Risk Committee. Dr Hu, Mr Owyang, Mr Lim and Mr Hale are considered as independent Directors.

2 In relation to item 5 under the heading "As Ordinary Business", an independent Director, Professor Robert Henry Edelstein, who will be retiring by rotation pursuant to Article 95 of the Articles of Association of the Company at the Annual General Meeting, is not seeking re-election. In relation to item 5(i) under the heading "As Ordinary Business", Mr Jackson Peter Tai will, upon re-election, continue to serve as a Member of the Investment Committee and Finance and Budget Committee respectively. Mr Tai is considered as an independent Director.

3 Ordinary Resolution No. 8A under the heading "As Special Business", if passed, will empower the Directors to issue shares in the Company and to make or grant instruments (such as warrants or debentures) convertible into shares, and to issue shares in pursuance of such instruments from the date of the Annual General Meeting until the date of the next Annual General Meeting. The aggregate number of shares which the Directors may issue (including shares to be issued pursuant to convertibles) under this Resolution must not exceed fifty per cent. (50%) of the total number of issued shares (excluding treasury shares) in the capital of the Company with a sub-limit of twenty per cent. (20%) for issues other than on a *pro rata* basis. For the purpose of determining the aggregate number of shares that may be issued, the total number of issued shares (excluding treasury shares) will be calculated based on the total number of issued shares (excluding treasury shares) in the capital of the Company at the time that Ordinary Resolution No. 8A is passed, after adjusting for (a) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time that Ordinary Resolution No. 8A is passed and (b) any subsequent bonus issue, consolidation or subdivision of shares.

4 Ordinary Resolution No. 8B under the heading "As Special Business", if passed, will empower the Directors to grant awards under the CapitaLand Performance Share Plan and the CapitaLand Restricted Stock Plan, and to allot and issue shares pursuant to the exercise of options outstanding under the CapitaLand Share Option Plan and/or vesting of such awards, provided that the aggregate number of shares to be issued does not exceed fifteen per cent. (15%) of the total number of issued shares (excluding treasury shares) in the capital of the Company from time to time.

RECEIVED
2008 APR 24 A 4: 0
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CapitaLand

CAPITALAND LIMITED

(Regn. No.: 198900036N)
(Incorporated in the Republic of Singapore)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Company will be held at STI Auditorium, 168 Robinson Road, Level 9, Capital Tower, Singapore 068912, on Tuesday, 29 April 2008 at 10.15 a.m. (or as soon thereafter as the Annual General Meeting of the Company to be held at 10.00 a.m. on the same day and at the same place is concluded or adjourned) for the purpose of considering and, if thought fit, passing (with or without modification) the following resolutions of which Resolution 1 will be proposed as an Ordinary Resolution and Resolution 2 will be proposed as a Special Resolution:

RESOLUTION 1: ORDINARY RESOLUTION
Renewal of the Share Purchase Mandate

That:

(a) for the purposes of Sections 76C and 76E of the Companies Act, Chapter 50 (the "Companies Act"), the exercise by the Directors of the Company of all the powers of the Company to purchase or otherwise acquire ordinary shares in the capital of the Company ("Shares") not exceeding in aggregate the Maximum Limit (as hereafter defined), at such price or prices as may be determined by the Directors from time to time up to the Maximum Price (as hereafter defined), whether by way of:

   (i) market purchase(s) on the Singapore Exchange Securities Trading Limited ("SGX-ST") and/or any other stock exchange on which the Shares may for the time being be listed and quoted ("Other Exchange"); and/or

   (ii) off-market purchase(s) (if effected otherwise than on the SGX-ST or, as the case may be, Other Exchange) in accordance with any equal access scheme(s) as may be determined or formulated by the Directors as they consider fit, which scheme(s) shall satisfy all the conditions prescribed by the Companies Act,

   and otherwise in accordance with all other laws and regulations and rules of the SGX-ST or, as the case may be, Other Exchange as may for the time being be applicable, be and is hereby authorised and approved generally and unconditionally (the "Share Purchase Mandate");

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(b) unless varied or revoked by the Company in General Meeting, the authority conferred on the Directors of the Company pursuant to the Share Purchase Mandate may be exercised by the Directors at any time and from time to time during the period commencing from the date of the passing of this Resolution and expiring on the earlier of:

   (i) the date on which the next Annual General Meeting of the Company is held; and

   (ii) the date by which the next Annual General Meeting of the Company is required by law to be held;

(c) in this Resolution:

"Average Closing Price" means the average of the last dealt prices of a Share for the five consecutive Market Days on which the Shares are transacted on the SGX-ST or, as the case may be, Other Exchange immediately preceding the date of market purchase by the Company or, as the case may be, the date of the making of the offer pursuant to the off-market purchase, and deemed to be adjusted in accordance with the listing rules of the SGX-ST for any corporate action which occurs after the relevant five-day period;

"date of the making of the offer" means the date on which the Company makes an offer for the purchase or acquisition of Shares from shareholders, stating therein the purchase price (which shall not be more than the Maximum Price) for each Share and the relevant terms of the equal access scheme for effecting the off-market purchase;

"Market Day" means a day on which the SGX-ST is open for trading in securities;

"Maximum Limit" means that number of Shares representing 10% of the issued Shares as at the date of the passing of this Resolution (excluding any Shares which are held as treasury shares); and

"Maximum Price" in relation to a Share to be purchased or acquired, means the purchase price (excluding brokerage, commission, applicable goods and services tax and other related expenses) which shall not exceed:

   (i) in the case of a market purchase of a Share, 105% of the Average Closing Price of the Shares; and

   (ii) in the case of an off-market purchase of a Share pursuant to an equal access scheme, 110% of the Average Closing Price of the Shares; and

(d) the Directors of the Company and/or any of them be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) as they and/or he may consider expedient or necessary to give effect to the transactions contemplated and/or authorised by this Resolution.

RESOLUTION 2: SPECIAL RESOLUTION
Alteration to the Articles of Association

That Article 91 of the Articles of Association of the Company be altered in the manner set out in Appendix B of the Company's Circular to Shareholders dated 27 March 2008.

By Order of the Board

Low Sai Choy
Company Secretary

Singapore
27 March 2008

Notes:

1 A member of the Company entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint not more than two proxies to attend and vote instead of him. Where a member appoints more than one proxy, he shall specify the proportion of his shareholdings to be represented by each proxy. A proxy need not be a member of the Company.

2 The instrument appointing a proxy or proxies must be deposited at the office of the Company's Share Registrar, M & C Services Private Limited, 138 Robinson Road, #17-00 The Corporate Office, Singapore 068906 not less than 48 hours before the time appointed for holding the Extraordinary General Meeting.

3 The amount of financing required for the Company to purchase or acquire its Shares, and the impact on the Company's financial position, cannot be ascertained as at the date of this Notice as these will depend on, *inter alia,* whether the Shares are purchased or acquired out of capital and/or profits of the Company, the aggregate number of Shares purchased or acquired, and the consideration paid at the relevant time. For illustrative purposes only, the financial effects of an assumed purchase or acquisition of 10% of its Shares by the Company as at 28 February 2008, at a purchase price equivalent to the Maximum Price per Share, in the case of a market purchase and an off-market purchase respectively, based on the audited financial statements of the Group and the Company for the financial year ended 31 December 2007 and certain assumptions, are set out in Paragraph 2.7 of the Company's Circular to Shareholders dated 27 March 2008.

CapitaLand

CAPITALAND LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

NOTICE OF BOOKS CLOSURE AND DIVIDEND PAYMENT DATE

NOTICE IS HEREBY GIVEN that the Transfer Books and Register of Members of the Company will be closed on 12 May 2008 for the purposes of determining shareholders' entitlements to the proposed first and final 1-tier dividend of S$0.08 per share and a special 1-tier dividend of S$0.07 per share for the year ended 31 December 2007.

Duly completed and stamped transfers in respect of shares not registered in the name of The Central Depository (Pte) Limited, together with all relevant documents of title thereto, received by the Company's Registrar, M & C Services Private Limited, 138 Robinson Road, #17-00 The Corporate Office, Singapore 068906, up to 5.00 p.m. on 9 May 2008 will be registered before shareholders' entitlements to the proposed dividends are determined.

Shareholders (being depositors) whose securities accounts with The Central Depository (Pte) Limited are credited with shares as at 5.00 p.m. on 9 May 2008 will be entitled to the proposed dividends.

The proposed dividends, if approved by shareholders at the forthcoming Annual General Meeting to be held on 29 April 2008, will be paid on 23 May 2008.

By Order of the Board

Low Sai Choy
Company Secretary

Singapore
27 March 2008

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CapitaLand

CAPITALAND LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

GRANT OF CALL OPTION TO CAPITACOMMERCIAL TRUST IN RESPECT OF 1 GEORGE STREET

---

1. Introduction

CapitaLand Limited ("**CapitaLand**" or the "**Company**") wishes to announce that its indirect wholly-owned subsidiary, George Street Pte Ltd ("**GSPL**") had on 26 March 2008 entered into a conditional call option agreement (the "**Call Option Agreement**") with HSBC Institutional Trust Services (Singapore) Limited as CapitaCommercial Trust ("**CCT**")'s trustee ("**CCT Trustee**"), pursuant to which GSPL, in consideration of the payment of S$1.00 by CCT Trustee to GSPL, granted CCT Trustee a call option (the "**Call Option**") to acquire the office building known as 1 George Street at One George Street, Singapore 049145 (the "**Property**") for a total consideration of S$1.165 billion (the "**Consideration**").

Pursuant to the terms of the Call Option Agreement, GSPL undertakes to procure that CapitaLand Commercial Limited ("**CCL**"), a wholly-owned subsidiary of CapitaLand, which holds 100% of the interest in GSPL, shall negotiate and enter into a deed with CCT Trustee (the "**Deed of Yield Protection**") to provide yield protection to CCT to ensure a minimum net property income per annum for the Property of S$49,512,500, translating into a yield protection calculated at 4.25% per annum of the Consideration (the "**Yield Protection**") for a period of five years commencing from (and including) the date of completion of the sale and purchase of the Property (the "**Completion**") [1] and ending on the day immediately preceding the fifth anniversary of the date of Completion (which is expected to fall within 2013).

CCT is a real estate investment trust which units are listed on the mainboard of the Singapore Exchange Securities Trading Limited (the "**SGX-ST**") and managed by the Company's indirect wholly-owned subsidiary, CapitaCommercial Trust Management Limited ("**CCTML**").

GSPL is a company incorporated in Singapore. Its principal activity is that of owning and managing a leasehold investment property in Singapore. GSPL is wholly owned by Eureka Office Fund Pte Ltd ("**EOF**"). EOF is in turn wholly owned by CapitaLand (Office) Investments Pte Ltd ("**COI**"). COI is an indirect wholly-owned subsidiary of the Company.

---

[1] The date of Completion shall be a date which is not less than 7 business days and not more than 14 business days, after the date on which the CCT Trustee has exercised the Call Option.

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The Property is a leasehold asset with a term of ninety-nine (99) years commencing from 22 January 2003. The Property is a premier Grade A office building located in Singapore's prime Central Business District. The 23-storey building was completed in December 2004 and is one of the newest commercial properties in Singapore with state-of-the-art building specifications designed to suit tenants in the financial services industry and also multinational companies. As at 31 December 2007, the Property has a committed occupancy of 100%.

2. The Consideration

The Consideration was arrived at on a willing-buyer and willing-seller basis. The Consideration will be payable in cash on Completion.

The book value of the Property as at 31 December 2007 was S$1.06 billion, reflecting the appraised value of S$1.06 billion for the Property being the independent valuation of Colliers International Consultancy & Valuation (Singapore) Pte Ltd commissioned by the Company (as announced by the Company on 22 February 2008).

3. The Call Option Agreement

The principal terms of the Call Option Agreement are set out below:

(a) The exercise of the Call Option is subject to and conditional upon the approval of the unitholders of CCT ("**Unitholders**") at an extraordinary general meeting of the Unitholders ("**EGM**") for the acquisition of the Property by CCT ("**Unitholders' Approval**") as required under the Property Funds Guidelines in the Code on Collective Investment Schemes issued by the Monetary Authority of Singapore as well as the Listing Manual of the SGX-ST (the "**Listing Manual**"). CCT Trustee shall, following the recommendation of CCTML, use its best endeavours to procure that the EGM be convened by 30 June 2008, but in any event no later than 31 July 2008.

(b) CCT Trustee, within the period commencing from the date after the Unitholders' Approval is obtained ("**Approval Date**") and ending at 5.00 p.m. on the date falling 3 business days after the Approval Date (or such other date as may be agreed by CCT Trustee and GSPL (the "**Parties**") in writing):

   (i) shall give written notice thereof to GSPL of the Unitholders' Approval; and

   (ii) may exercise the Call Option by giving written notice (the "**Call Notice**") to GSPL, which Call Notice shall specify the date of Completion.

(c) On the date of service of the Call Notice, the Parties and CCL shall enter into the sale and purchase agreement for the Property for the Consideration (with GSPL as the vendor, the CCT Trustee as the purchaser and CCL as the guarantor) (the "**SPA**").

(d) The Parties shall use their best efforts to negotiate in good faith with each other on arms' length commercial terms to finalise by 20 April 2008 (or such later date as may be agreed by the Parties) (the "**Target Date**") the terms and conditions of:

(i) the SPA, together with all other agreements or documents required to give effect to the SPA and facilitate the divestment of the Property to CCT Trustee (the "**Divestment**"); and

(ii) a disclosure letter to be executed by GSPL in favour of CCT Trustee.

CCL and CCT Trustee shall use their best efforts to negotiate in good faith with each other on arms' length commercial terms to finalise by the Target Date, the terms and conditions of the Deed of Yield Protection.

(e) GSPL has granted CCT Trustee an exclusivity period from the date of the entry into the Call Option Agreement on 26 March 2008 up to the earlier of (i) the date of termination of the Call Option Agreement[2] and (ii) the date of exercise of the Call Option, during which GSPL shall not enter into any negotiations or any agreement with or grant any option to any third party for the sale of the Property or for any joint venture for the acquisition of the Property and GSPL shall procure that its shareholders shall not enter into any negotiations or agreement for the sale or transfer of such shareholders' shares in GSPL, to a third party.

Whilst the Parties have agreed upon certain key terms to be incorporated into the SPA, the SPA remains subject to negotiations and agreement by the Parties. Although the Parties are working expeditiously and in good faith to negotiate and agree upon the terms and conditions of the SPA by the Target Date, there is no certainty that the Divestment will be effected.

4. Rationale

The Divestment is in line with the Company's strategy of unlocking value from its commercial properties at the appropriate time to recycle capital. The net proceeds will be re-invested for better returns.

The Divestment to CCT will enable the Company to continue to own a stake in the Property through its 30.5% interest in CCT, thereby maintaining its position as a major owner/manager of prime office properties in the Singapore Downtown Core.

In addition, the Divestment will contribute to increased fee-income and assets under management by CapitaLand.

5. Financial Effects

In the event the Call Option is exercised and the Divestment is completed, the Company is expected to recognise a gain of approximately S$47.1 million after taking into account the Yield Protection and the Company's interest in CCT.

[2] The Call Option Agreement shall be terminated in the event the Unitholders' Approval is not obtained pursuant to paragraph 3(a) above or the Call Option is not exercised within the period specified in paragraph 3(b) above.

Based on the audited consolidated financial statements of the Company and its subsidiaries (the "**Group**") for the year ended 31 December 2007:

(a) assuming that the Divestment had been effected on 1 January 2007, the financial impact on the earnings per share after the Divestment is not material; and

(b) assuming that the Divestment had been effected on 31 December 2007, the financial impact on the net tangible asset per share after the Divestment is not material.

6. Discloseable Transaction

The relative figures computed on the bases set out in Rules 1006(a), 1006(b) and 1006(c) of the Listing Manual are as follows:

(a) **Rule 1006(a)**

Based on the audited consolidated financial statements of the Group for the financial year ended 31 December 2007, the net asset value of the Property is S$1.06 billion, which constitutes 8.9% of the consolidated net asset value of the Group.

(b) **Rule 1006(b)**

Based on the audited consolidated financial statements of the Group for the financial year ended 31 December 2007, the net profits before income tax, minority interests and extraordinary items attributable to the Property of S$192.0 million constitutes 5.6% of the Group's net profits before income tax, minority interests and extraordinary items.

(c) **Rule 1006(c)**

The Consideration is equivalent to 6.6% of the market capitalisation of the Company of S$17.7 billion as at 25 March 2008, being the last market day preceding the date of the Call Option Agreement and based on the total number of issued shares excluding treasury shares.

7. Interests of Directors and Controlling Shareholders

As at the date of this announcement, the Company holds, through its indirect wholly-owned subsidiaries, E-Pavilion Pte. Ltd., SBR Private Limited and CCTML, an aggregate interest in 422,918,492 units in CCT ("**Units**"), comprising approximately 30.5% of the total number of Units in issue.

As at the date of this announcement, certain Directors of the Company collectively hold an aggregate interest in 310,000 Units.

There are 2 common directors in the Company and CCTML. Mr Liew Mun Leong is a Director and the President and Chief Executive Officer of the Company. He is also the Deputy Chairman of CCTML and Chairman of the Executive Committee of CCTML. Mr Richard Edward Hale is a Director of the Company. He is also the Chairman of CCTML.

Save as disclosed above, none of the Directors or the controlling shareholder of the Company has any interest, direct or indirect, in the Divestment.

8. Documents Available for Inspection

A copy of the Call Option Agreement is available for inspection by the Company's shareholders during normal business hours at the Company's registered office at 168 Robinson Road, #30-01 Capital Tower, Singapore 068912 for a period of 3 months from the date of this announcement.

By Order of the Board

Low Sai Choy
Company Secretary
27 March 2008

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	27-Mar-2008 07:42:55
Announcement No.	00012

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaCommercial Trust - "Grant of Call Option to CapitaCommercial Trust in respect of 1 George Street"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued announcements and news release on the above matter, as attached for information.
Attachments:	ProjectOmni_presentation27Mar08SGX.pdf CCTNewsReleaseOGS27Mar2008.pdf CCTAnncOGS27Mar2008.pdf Total size = **577K** (2048K size limit recommended)

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CapitaCommercial Trust

(Constituted in the Republic of Singapore
pursuant to a Trust Deed dated 6 February 2004 (as amended))

GRANT OF CALL OPTION TO CAPITACOMMERCIAL TRUST IN RESPECT OF 1 GEORGE STREET

1. INTRODUCTION

1.1 Grant of Call Option

CapitaCommercial Trust Management Limited, as manager of CapitaCommercial Trust ("**CCT**", and manager of CCT, the "**Manager**"), is pleased to announce that George Street Pte Ltd (the "**Vendor**"), which is an indirect wholly-owned subsidiary of CapitaLand Limited ("**CapitaLand**"), has on 26 March 2008 granted HSBC Institutional Trust Services (Singapore) Limited, as trustee of CCT (the "**Trustee**"), a call option for the acquisition of 1 George Street, which is located at 1 George Street, Singapore 049145 (the "**Property**", and the acquisition of the Property, the "**Acquisition**") at a purchase price of S$1.165 billion (the "**Purchase Price**"), and in this regard, the Trustee has on 26 March 2008 entered into a call option agreement (the "**Call Option Agreement**") with the Vendor.

Pursuant to the terms of the Call Option Agreement, the Vendor undertakes to procure that CapitaLand Commercial Limited ("**CCL**"), which is a wholly owned subsidiary of CapitaLand and which holds 100% of the interest in the Vendor, shall negotiate and enter into a deed (the "**Deed of Yield Protection**") to provide yield protection to CCT to ensure a minimum net property income per annum of S$49,512,500, translating into a yield protection calculated at 4.25% per annum of the Purchase Price (the "**Yield Protection**") for a period of five years commencing from (and including) the date of completion of the sale and purchase of the Property ("**Completion**")[1] and ending on the day immediately preceding the fifth anniversary of such date of Completion (which is expected to fall within 2013).

1.2 Information on the Property

The Property is a three-year old 23-storey premier Grade A office building prominently located in the core of Singapore's Central Business District ("**CBD**"), along George Street and near the junction of South Bridge Road and Pickering Street. 1 George Street has a net lettable area of approximately 447,999 square feet and a committed occupancy of 100% as at 31 December 2007. The Property was completed in December 2004 and is one of the newest premier commercial properties in Singapore with state-of-the-art building specifications designed to suit tenants in the financial services industry and also multinational companies. Its major tenants include The Royal Bank of Scotland PLC, WongPartnership LLP, Borouge Pte. Ltd., Lloyd's of London (Asia) Pte Ltd and the Canadian High Commission.

1 The date of Completion shall be a date which is not less than seven business days and not more than 14 business days, after the date on which the Trustee has exercised the Call Option (as defined below).

The Manager will be carrying out due diligence in relation to the Property. Independent valuation reports in respect of the Property will separately be commissioned by each of the Manager and the Trustee.

1.3 Relationship with the Vendor

As at the date of this announcement, CapitaLand holds an aggregate indirect interest in 422,918,492 units in CCT ("**Units**"), comprising approximately 30.5% of the total number of Units in issue, and is therefore considered as a controlling unitholder of CCT under both the Listing Manual and the Property Funds Guidelines.

As CapitaLand has an indirect interest of 100.0% in the Vendor, through CCL, the Vendor is therefore a subsidiary of a controlling unitholder of CCT. For the purpose of Chapter 9 of the Listing Manual, CapitaLand (being a controlling unitholder of CCT) is an "interested person" of CCT. For the purposes of the guidelines relating to interested party transactions under the Property Funds Guidelines, the Vendor (being a subsidiary of a controlling unitholder of CCT) is an "interested party" of CCT.

The Manager is making this announcement because the Acquisition would constitute an "interested person transaction" under Chapter 9 of the Listing Manual as well as an "interested party transaction" under the Property Funds Guidelines and a major transaction under Chapter 10 of the Listing Manual. A circular is expected to be issued to unitholders of CCT ("**Unitholders**") in due course, together with a notice of extraordinary general meeting of Unitholders, for the purpose of seeking Unitholders' approval for, *inter alia*, the Acquisition.

2. PRINCIPAL TERMS OF THE CALL OPTION AGREEMENT

2.1 The Call Option

Pursuant to the Call Option Agreement and in consideration of the payment of the S$1.00 option fee by the Trustee to the Vendor, the Vendor has agreed to grant the Trustee the option (the "**Call Option**") to require the Vendor to enter into, and procure that CCL shall enter into, a sale and purchase agreement with the Trustee ("**Sale and Purchase Agreement**"), for the sale of the Property to CCT at the Purchase Price.

2.2 Condition Precedent

The right to exercise the Call Option is conditional upon CCT obtaining the approval of its Unitholders for the acquisition of the Property (the "**Unitholders Approval**") at an extraordinary general meeting (the "**EGM**") which the Trustee shall, following the recommendation of the Manager, use its best endeavours to convene by 30 June 2008 but in any event no later than 31 July 2008.

2.3 Exercise of Call Option

2.3.1 Pursuant to the Call Option Agreement, the Trustee and the Vendor shall use their best efforts to negotiate in good faith with each other on arms' length commercial terms and to finalise by 20 April 2008 (or such other date as may be mutually agreed by the Trustee and the Vendor) the terms and conditions of (i) the Sale and Purchase Agreement and all other agreements or documents required to give effect to the Sale and Purchase Agreement and facilitate the completion of the acquisition of the Property, and (ii) a disclosure letter to be executed by the Vendor in favour of the Trustee; and

2.3.2 the Vendor undertakes to procure that CCL shall use all best efforts and negotiate in good faith with the Trustee in order to finalise by 20 April 2008 the terms and conditions of the Deed of Yield Protection.

Following which, the Call Option may only be exercised during the period commencing on the date Unitholders Approval for the Acquisition is obtained and ending at 5.00 p.m. on the date falling three business days thereafter (or such other date as may be agreed by the Trustee and the Vendor in writing). The Trustee is required to give written notice to the Vendor when CCT has obtained the Unitholders Approval at the EGM for the acquisition of the Property, and such written notice shall be given no later than 5.00 p.m. on the date falling three business days after the Unitholders Approval is obtained which written notice shall also specify a date, being no earlier than 7 business days and no later than 14 business days thereafter, for completion of the acquisition of the Property.

On the date of the service of the written notice to exercise the Call Option, the Vendor, the Trustee and CCL shall enter into the Sale and Purchase Agreement for the purchase of the Property for the Purchase Price and on Completion the Trustee shall effect payment of the Purchase Price to the Vendor in cash.

2.4 Yield Protection

Pursuant to the Call Option Agreement, the terms and conditions of the Deed of Yield Protection to be provided by CCL shall contain, *inter alia*, the following terms:

2.4.1 the duration of the Yield Protection is for the period of five years commencing from (and including) the date of Completion and ending on the day immediately preceding the fifth anniversary of such date of Completion (the "**Yield Protection Period**") (which is expected to fall within 2013); and

2.4.2 CCL shall make a top up payment to CCT, if required, so as to ensure that the net property income per annum arising from the Property is not less than S$49,512,500, equivalent to 4.25% per annum of the Purchase Price during the Yield Protection Period.

2.5 Exclusivity

The Vendor has granted the Trustee an exclusivity period from the date of the entry into the Call Option Agreement (26 March 2008) up to the earlier of (i) the date of termination by either party of the Call Option Agreement in the event Unitholders' Approval is not obtained pursuant to paragraph 2.2 above or the Call Option is not exercised within the period specified in paragraph 2.3 above, and (ii) the date of exercise of the Call Option, during which the Vendor shall not enter into any negotiations or any agreement with or grant any option to any third party for the sale of the Property or for any joint venture for the acquisition of the Property and the Vendor shall procure that its shareholders shall not enter into any negotiations or agreement for the sale or transfer of such shareholders' shares in the Vendor, to a third party.

3. RATIONALE FOR THE ACQUISITION

The Manager believes that the Acquisition will bring the following benefits to Unitholders:

3.1 Yield Accretion

The minimum net property yield of 4.25% per annum of the Purchase Price for the Property is more than the average net property yield of CCT's Grade A offices of 3.2%[2]. Based on the level of the Yield Protection, the breakeven rental rate is approximately S$10.50 per square foot per month which is lower than the current market rent achieved for Grade A office buildings in Raffles Place. With the yield-accretive nature of the Acquisition, the Manager believes that Unitholders can expect to enjoy a higher distribution per Unit. This expected increase in distribution per Unit will result from, *inter alia*, the acquisition of the Property at an attractive price relative to the cash flows that it generates through the sustainable positive returns from the Property together with the minimum net property income from the Deed of Yield Protection which will last for a period of five years.

3.2 Competitive Strengths of the Property

The Property is a premier Grade A office building prominently located in the core of Singapore's CBD and is in proximity to the Clarke Quay MRT station and Raffles Place MRT interchange station as well as a selection of shopping and dining conveniences. The Property is a modern building with state-of-the-art specifications, and includes four sky gardens located on the 5th, 12th, 15th and 22nd storey. 1 George Street has also been accredited the Green Mark Gold Award from the Building and Construction Authority, for its environmentally-friendly features. The Property enjoys a high occupancy rate of 100% as at 31 December 2007. The Manager believes the Property to be in good position to capitalise on the current buoyant conditions in the Singapore office market with limited downside risks given the yield protection support provided by CCL for a period of five years to 2013, and yet benefit from all the upside potential.

3.3 Income Diversification

The Acquisition is expected to benefit Unitholders by improving income diversification and reducing the reliance of CCT's income stream on any single property from 40% to 32%[3].

3.4 Enhanced Tenant Base

The Acquisition is expected to further enhance the tenancy profile of CCT's tenant base as a result of the addition of a prestigious list of names that includes The Royal Bank of Scotland PLC, WongPartnership LLP, Borouge Pte. Ltd., Lloyd's of London (Asia) Pte Ltd and the Canadian High Commission to CCT's core of blue chip tenants which currently includes government agencies, foreign financial institutions and multi-national corporations such as Government of Singapore Investment Corporation Private Limited, The Hongkong and Shanghai Banking Corporation Limited, Standard Chartered Bank, JPMorgan Chase Bank, N.A., Cisco Systems (USA) Pte. Ltd., StarHub Ltd., the CapitaLand Group, Nomura Singapore Limited and Economic Development Board.

---

2 Based on the net property income forecast for the financial year ending 31 December 2008 together with the accompanying assumptions as shown in CCT's circular to Unitholders dated 5 November 2007 and the valuation of CCT's existing portfolio as at 1 December 2007 for 6 Battery Road, HSBC Building and Capital Tower.

3 Based on FY 2008 net property income forecast together with the accompanying assumptions as shown in CCT's circular to Unitholders dated 5 November 2007.

3.5 The Acquisition Fits the Manager's Investment Strategy

The Acquisition is in line with the Manager's principal investment strategy to invest in quality income-producing commercial assets which are yield accretive so as to deliver stable distribution and sustainable total return to the Unitholders. With the Acquisition, the income contribution from the office sector increases from 59.2% to 68.7% and reinforces CCT as one of the leading commercial REITs in Singapore with prime focus on quality office.

It is also in line with the Manager's vision to grow CCT's asset size to S$6.0 billion by 2009 through yield accretive acquisitions. With the inclusion of the Property, CCT's total deposited property will increase from approximately S$5.3 billion as at 31 December 2007 to approximately S$6.5 billion. This will further strengthen CCT's position as one of the largest commercial REITs by asset size in Singapore.

3.6 Economies of Scale

The Acquisition will enlarge the portfolio of properties owned by CCT and Unitholders are expected to benefit in the long term from the economies of scale which the Manager and CCT's property manager will enjoy in their dealings with suppliers, as well as the resulting ability of the Manager to generate cost synergies.

4. METHOD OF FINANCING AND FINANCIAL EFFECTS

As at the date of this announcement, the Manager has secured committed funding for 100% of the Purchase Price from banks and there will not be any placement of Units or rights issue for the purposes of financing the Acquisition.

Relevant information relating to the financial effects of the Acquisition, including its impact on the net asset value per Unit, the earnings per Unit and CCT's aggregate leverage, will be disclosed subsequent to the determination of the exact manner of financing the Acquisition.

5. AUDIT COMMITTEE STATEMENT

The audit committee of the Manager (which comprises a majority of independent directors of the Manager) (the "**Audit Committee**") is in the process of selecting and appointing an independent financial adviser (the "**Independent Financial Adviser**") to provide an opinion on whether the Acquisition is on normal commercial terms and is not prejudicial to the interests of CCT and its minority Unitholders. The Audit Committee will form and announce its view after reviewing the opinion of the Independent Financial Adviser.

6. OTHER INTERESTED PERSON TRANSACTIONS

As at the date of this announcement, there are no interested person transactions between CCT and CapitaLand and/or the associates of CapitaLand for the current financial year.

7. INTERESTS OF DIRECTORS AND CONTROLLING UNITHOLDER

As at the date of this announcement, certain directors of CapitaLand (including Mr Liew Mun Leong) collectively hold an aggregated direct and indirect interest in 310,000 Units. Mr Liew Mun Leong is the President and Chief Executive Officer of CapitaLand and is the Deputy Chairman and Chairman of Executive Committee of the Manager. Mr Liew Mun Leong holds a direct interest of 75,000 Units. Ms Lynette Leong is the Chief Executive Officer of the Manager and she holds a direct interest of 1,000 Units. Mr Richard Edward Hale is an independent director of CapitaLand and also the Chairman and independent director of the Manager. Each of Mr Kee Teck Koon, Mr Olivier Lim Tse Ghow and Mr Wen Khai Meng is a senior executive within the CapitaLand group.

Through E-Pavilion Pte. Ltd., SBR Private Limited and the Manager, CapitaLand has an indirect interest in 422,918,492 Units (comprising approximately 30.5% of the existing Units) as at the date of this announcement.

Save as disclosed above and based on the information available to the Manager as at the date of this announcement, none of the directors of the Manager or the Controlling Unitholders[4] have an interest, direct or indirect, in the Acquisition.

8. OTHER INFORMATION

8.1 Director's Service Contracts

No person is proposed to be appointed as a director of the Manager in connection with the Acquisition, the Call Option Agreement or any other transaction contemplated in relation to the Acquisition.

8.2 Disclosure under Rule 1010(13) of the Listing Manual

8.2.1 Chapter 10 of the Listing Manual classifies transactions by CCT into (i) non-discloseable transactions, (ii) discloseable transactions, (iii) major transactions and (iv) very substantial acquisitions or reverse takeovers, depending on the size of the relative figures computed on, *inter alia*, the following bases:

(i) the net profits attributable to the assets acquired or disposed of, compared with CCT's net profits[5];

(ii) the aggregate value of the consideration given, compared with CCT's market capitalisation; and

(iii) the number of Units issued by CCT as consideration for the Acquisition, compared with the number of Units previously in issue.

8.2.2 Based on the Vendor's and CCT's unaudited financial statements as at 31 December 2007, the relative figure for the basis of comparison set out in sub-paragraph 8.2.1(i) is approximately 12.2%. As the relative figure of 12.2% exceeds 5%, under Rule 1010(13) of the Listing Manual, the Acquisition falls within the classification of discloseable transaction.

---

4 A person with an interest in one or more Units constituting not less than 15.0% of all outstanding Units.

5 It is noted that in computing this ratio, the net profits attributable to the asset being acquired is derived from the earnings from the Property before interest costs, net change in fair value, income tax, depreciation and amortisation, while CCT's net profit is represented by the net property income of CCT.

8.2.3 Based on the Purchase Price of S$1.165 billion and CCT's market capitalisation as at the 25 March 2008, the relative figure for the basis of comparison set out in sub-paragraph 8.2.1(ii) is 40.4%. As the relative figure of 40.4% exceeds 20.0%, under Rule 1010(13) of the Listing Manual, the Acquisition falls within the classification of major transaction.

8.2.4 The relative figure of the number of Units issued by CCT as consideration for an acquisition compared with the number of Units previously in issue does not apply to the Acquisition.

8.3 Documents for Inspection

A copy of the Call Option Agreement is available for inspection during normal business hours at the registered office of the Manager at 39 Robinson Road, #18-01 Robinson Point, Singapore 068911, for a period of three months commencing from the date of this Announcement.

BY ORDER OF THE BOARD
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
Singapore
27 March 2008

IMPORTANT NOTICE

The value of Units and the income from them may fall as well as rise. Units are not obligations of, deposits, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

This announcement contains forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in these forward-looking as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses, including employee wages, benefits and training, property expenses and governmental and public policy changes. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view of future events.

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CapitaCommercial Trust

NEWS RELEASE

For Immediate Release
27 March 2008

CCT Obtains Call Option to Buy 1 George Street for S$1.165 billion

Yield Protection of 4.25% per annum for 5 years

Committed funding secured; No placement of CCT units nor rights issue

Singapore, 27 March 2008 – CapitaCommercial Trust Management Limited (the manager), the manager of CapitaCommercial Trust (CCT), today announced that CCT has obtained a call option on 26 March 2008 from George Street Pte. Ltd., an indirect wholly-owned subsidiary of CapitaLand Limited for the purchase of 1 George Street at a price of S$1.165 billion or S$2,600 per square foot (sq ft) of net lettable area. CapitaLand will also provide a yield protection to CCT, ensuring a minimum net property income of S$49.5 million per annum which translates to a net property yield of 4.25% per annum on the purchase price for five years, from the date of completion of the acquisition till 2013.

1 George Street was completed in 2004 and is one of the newest premier commercial properties in Singapore with state-of-the-art building specifications designed to suit tenants in the financial services industry and also multinational companies. The property is prominently located in the core of Singapore's Central Business District, within walking distance to the Raffles Place MRT station and the Clarke Quay MRT station. It is currently 100% occupied by tenants that include blue-chip names from the financial services and professional services industries.

Ms Lynette Leong, Chief Executive Officer of the manager, said, "We believe 1 George Street, is an excellent acquisition, adding to our existing portfolio of Grade A properties in Singapore's Central Business District. More importantly, we have secured 100% committed funding despite the difficult current credit environment which is a testimony to our track record as a premier owner/manager of commercial assets and the positive outlook for the office sector. Moreover, the yield protection arrangement of 4.25% p.a. for five years makes the acquisition compelling

given the current blended yield of CCT's Grade A office assets being 3.2% p.a. This acquisition will increase the net property income contribution from Grade A office assets within our portfolio from 43% currently to about 55%. Beside the addition of Grade A commercial properties, we are constantly seeking yield accretive investments which would generate sustainable returns for our unitholders"

The manager believes that the acquisition will be beneficial to unitholders of CCT for the following reasons:

(a) The acquisition is yield accretive and offers good potential for income growth;
(b) The yield protection provides a minimum yield of 4.25% p.a. and assures a minimum net property income annually for the property, consequently eliminating downside risk for five years and allowing CCT to benefit from all upside;
(c) 100% ownership of building will allow unitholders to benefit from full tax transparency;
(d) It would strengthen CCT's portfolio of prime office buildings;
(e) It would improve income diversification and enhance CCT's tenant base;
(f) It would increase the asset size of CCT thus enabling it to enjoy economies of scale in the management of its portfolio.

As of today, the manager has secured committed funding for 100% of the purchase price and therefore, there will not be any placement of units or rights issue for the purpose of financing this acquisition. Even with a 100% debt funding for the acquisition, CCT's gearing will be increased to only about 40% from the current 27%.

As this is an "Interested Party Transaction", unitholders' approval at an extraordinary general meeting is required for the acquisition of the property. The manager will commence the due diligence and legal review of the property, seek an independent valuation as well as appoint an independent financial adviser for this transaction.

Details of 1 George Street

1 George Street is a 3-year old Grade A 23-storey commercial building. It predominantly comprises of office units from the 7th to 23rd storey. There are also retail units on 1st and 5th storey, car park lots from 2nd to 4th storey and four sky gardens located on the 5th, 12th, 15th and 22nd storey. The Property has been conferred the Green Mark Gold Award for its environmentally-friendly features by the Building and Construction Authority of Singapore.

Address	1 George Street, Singapore 049145
Title	99 years with effect from 22 January 2003 (94 years remaining)
Land Area	60,242 sq ft (5,597 sq m)
Gross Floor Area	556,639 sq ft (51,714 sq m)
Net Lettable Area	**Total 447,999 sq ft (41,621 sq m)** Office 435,560 sq ft (40,465 sq m) Retail 12,439 sq ft (1,156 sq m)
Age of Building	3 years
No. of Car Park Lots	178
Committed Occupancy as at 31 December 2007	100%
Major Tenants	The Royal Bank of Scotland PLC WongPartnership LLP Borouge Pte Ltd Lloyd's of London (Asia) Pte Ltd Canadian High Commission

About CapitaCommercial Trust (www.cct.com.sg)

CapitaCommercial Trust is Singapore's first listed commercial REIT with a market capitalisation of S$2.9 billion based on the closing price of S$2.10 per unit on 26 March 2008. CCT aims to own and invest in real estate and real estate-related assets which are income producing and used, or predominantly used, for commercial purposes. The total asset size of CCT is S$5.3 billion as at 31 December 2007, comprising a portfolio of nine prime properties and one property under development in Singapore, as well as investments in Malaysia. The properties in

Singapore are Capital Tower, 6 Battery Road, HSBC Building, Raffles City (60% interest through RCS Trust), Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park, Market Street Car Park and Wilkie Edge (currently under development and expected to be completed by fourth quarter of 2008). In addition, CCT is a substantial unitholder of Quill Capita Trust with 30% unitholdings and has taken a 7.4% stake in the Malaysia Commercial Development Fund Pte. Ltd. ("MCDF"). Quill Capita Trust is a commercial REIT listed on Bursa Malaysia Securities Berhad, with a portfolio of nine commercial properties in Kuala Lumpur and Cyberjaya, Malaysia. MCDF is CapitaLand's first and largest Malaysia private real estate fund with a focus on real estate development properties primarily in Kuala Lumpur and the Klang Valley, Malaysia.

CCT was accorded "A3" corporate rating with a stable rating outlook by Moody's Investor Service. The Trust is managed by an external manager, CapitaCommercial Trust Management Limited, which is an indirect wholly-owned subsidiary of CapitaLand Limited, one of the largest listed real estate companies in Asia.

Issued by CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)

Contact

Ho Mei Peng
Head, Investor Relations & Communications
DID: (65) 6826 5586
Mobile: (65) 9668 8290
Email: ho.meipeng@capitaland.com

Important Notice
This release may contain forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of occupancy or property rental income, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of,

deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem or purchase their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.



Call Option for 1 George Street

27 Mar 2008

CapitaCommercial Trust

82 - 4507

Important Notice

The past performance of CapitaCommercial Trust ("CCT") is not indicative of the future performance of CCT. Similarly, the past performance of CapitaCommercial Trust Management Limited, as manager of CCT (the "CCT Manager") is not indicative of the future performance of the CCT Manager.

The value of units in CCT ("CCT Units") and the income derived from them may fall as well as rise. The CCT Units are not obligations of, deposits in, or guaranteed by, the CCT Manager. An investment in the CCT Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request that the CCT Manager redeem or purchase their CCT Units while the CCT Units are listed. It is intended that holders of the CCT Units may only deal in their CCT Units through trading on Singapore Exchange Securities Trading Limited (the "SGX-ST"). Listing of the CCT Units on the SGX-ST does not guarantee a liquid market for the CCT Units.

This presentation may contain forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other developments or companies, shifts in expected levels of occupancy rate, property rental income, charge out collections, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business.

You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of the CCT Manager on future events.

CapitaCommercial Trust

Agenda

1. 1 George Street
2. Call Option Agreement
3. Rationale for Acquisition of 1 George Street
4. Healthy Office Market Fundamentals
5. Next Step

CapitaCommercial Trust



1 George Street

New,
Premier Grade A
Office Building

CapitaCommercial Trust

Prominently Located within Core CBD



Clarke Quay
Hongkong St
North Canal Rd
Lor Telok
Circular Rd
Boat Quay
Hong Lim Park
Upper Pickering St
Chinatown
Upper Hokien St
ONE GEORGE STREET
George St
South Bridge Rd
Pickering St
Hokien St
South Canal Rd
Synagogue St
Chulia St
China St
Church St
Phillip St
Market St
Raffles Place
Pekin St
Cross St
Nankin St
N

- ✓ Walking distance to Raffles Place MRT station and Clarke Quay MRT station
- ✓ Other complementary Grade A office buildings in the vicinity

CapitaCommercial Trust

Modern Premier Grade A Bldg Specifications

Address	1 George Street, Singapore 049145
Title	99 years with effect from 22 January 2003 (94 years remaining)
Land Area	60,242 sq ft (5,597 sq m)
Gross Floor Area	556,639 sq ft (51,714 sq m)
Net Lettable Area	**Total 447,999 sq ft (41,621 sq m)** Office 435,560 sq ft (40,465 sq m) Retail 12,439 sq ft (1,156 sq m)
Age of Building	3 years
No. of Car Park Lots	178
Committed Occupancy	100% (as at 31 December 2007)
Accolade	Green Mark GOLD Award by Building and Construction Authority of Singapore

CapitaCommercial Trust

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Call Option Agreement

CapitaCommercial Trust

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CCT obtains Call Option to Purchase 1 George Street

- CCT has right but not obligation from CapitaLand to buy 1 George Street at purchase price of S$1.165 billion or S$2,600 per sq ft of net lettable area
- CapitaLand will provide a yield-protection to CCT to ensure minimum net property income of S$49.5 million p.a. (or 4.25% p.a. of Purchase Price) for 5 years from the date of completion of Acquisition till 2013
- Subject to :
  - Completion of due diligence by CCT
  - Unitholders' approval at an EGM to be convened by 30 Jun 2008

CapitaCommercial Trust


Rationale for
Acquisition of
1 George Street

CapitaCommercial Trust

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1 George Street Fits CCT's Investment Strategy

☑ Acquisition will be yield accretive

- Net property yield of 4.25% p.a. is more than the yield of 3.2%[1] from CCT's Grade A office assets

☑ Property has good growth potential

- At 4.25% p.a., the implied rental rate is about S$10.50 per sq ft → upside in rental

☑ Sustainable minimum returns due to Yield Protection → eliminates downside risk for 5 years and allows CCT to benefit from all upside

Note:

1. Based on the FY2008 net property income forecast shown in the CCT circular to unitholders dated 5 November 2007 and the valuation as at 1 December 2007

CapitaCommercial Trust

1 George Street Fits CCT's Investment Strategy

☑ Enhance quality of CCT portfolio

- Grade A prime office
- 3-year old new office
- Good tenant mix

☑ Increase asset size and benefit from economies of scale

Note:

1. Based on the FY2008 net property income forecast shown in the CCT circular to unitholders dated 5 November 2007 and the valuation as at 1 December 2007

CapitaCommercial Trust

Blue-Chip Companies Enhance Profile of CCT's Tenant Base


Tenant Business Sector
21%
1%
1%
7%
12%
Banking, Insurance & Financial Services
Legal
Business Management & Consultancy
IT Services & Consultancy / Internet Trading
Ancillary Food & Beverage
Others

Major 1 George Street Tenants include:
The Royal Bank of Scotland PLC
WongPartnership LLP
Borouge Pte. Ltd.
Lloyd's of London (Asia) Pte Ltd
Canadian High Commission

CapitaCommercial Trust

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Key Growth Driver in CCT's Portfolio
Office

Contribution to Gross Rental Income[1] will be INCREASED


Office,
59.2%
Hotels &
Convention
Centre,
14.2%
Retail,
26.6%

Before acquisition of 1 George Street


Office,[2]
68.7%
Hotels &
Convention
Centre,
10.9%
Retail,
20.4%

After acquisition of 1 George Street

Note:

1. Based on the monthly gross rental income for December 2007 for CCT's existing properties
2. Based on the derived gross rental income (including income support) from a net property income @ 4.25% property yield and assuming an operating margin of 75% and other income of the property of S$280,000 per month

CapitaCommercial Trust

Strengthens Income Contribution from Grade A office from 43% to 55%

Before acquisition of 1 George Street


Grade A Buildings, 43%
Raffles City, 40%
Others, 57%

After acquisition of 1 George Street


Grade A Buildings, 55%
Raffles City, 32%
Others, 45%

- ■ Capital Tower, 6 Battery Road, HSBC Building, and 1 George Street
- ■ Raffles City
- ☐ Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park, Market Street Car Park and Wilkie Edge

Note:

1. Based on the FY2008 net property income forecast shown in the CCT circular to unitholders dated 5 November 2007

CapitaCommercial Trust

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Income Diversification

Maximum income[1] contribution by any single property reduced from 40% to **32%**


40%
24%
15%
5%
4%
4%
4%
3%
2%
-1%

Before acquisition of 1 George Street


32%
20%
19%
12%
4%
4%
3%
3%
2%
2%
0%

After acquisition of 1 George Street

- Raffles City
- OGS
- 6 Battery Road
- Capital Tower
- Starhub Centre
- HSBC Building
- Golden Shoe Car Park
- Bugis Village
- Robinson Point
- Market Street Car Park
- Wilkie Edge

Note:

1. Based on the FY2008 net property income forecast shown in the CCT circular to unitholders dated 5 November 2007

CapitaCommercial Trust

Healthy Office Market Fundamentals

Healthy Office Absorption Expected

Singapore private office space (Central Area) – demand and supply


Ave annual supply = 2.4 mil sq ft
Ave annual demand during previous growth phase ('93 - '97) ~ 2 mil sq ft
Post-Asian financial crisis and SARs - weak demand & undersupply
Remaking of Singapore as global city
Ave annual supply =1.7 mil sq ft
Projected annual demand = 1.6 mil sq ft
4.0
2.0
0.0
-2.0
Office Space (mil sq ft)
1.0
1.4
2.7
3.8
1.1
supply forecast & projected take-up
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
Supply
Demand

Source: URA, CBRE & CapitaLand Research (Jan 2008)

Note: Central Area comprises 'The Downtown Core', 'Orchard' and 'Rest of Central Area'

CapitaCommercial Trust

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Firm Lease Commitments for MBFC 3 years ahead of bldg completion

Key Financial Institutions in Marina Bay Financial Centre

Company	NFA (sqft)	Phase	Comments
Standard Chartered	508,298	1	85% or 24 floors in Tower 1
Natixis	65,000	1	3 floors in Tower 1
Wellington Inv Mgt	21,000	1	1 floor in Tower 1
Amex	50,000	1	2 floors in Tower 2
Barclays	100,000	1	4 floors in Tower 2
Pictet	25,000	1	Occupy Tower 2
Icap	35,000	1	Occupy Tower 2
Phase 1	**804,298 (50% of MBFC Phase 1 NFA)**		
DBS	700,000	2	22 floors in Tower 3
Phase 2	**700,000 (54% of MBFC Phase 2 NFA)**		
TOTAL	**1,504,298**		

Sources: MBFC; BNP Paribas estimates

CapitaCommercial Trust

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Next Step

CapitaCommercial Trust

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Next Step

- "Interested Party Transaction"
  - Subject to unitholders' approval at an EGM
- Manager will carry out:
  - Due diligence
  - Independent valuation
  - Appointment of Independent Financial Adviser

CapitaCommercial Trust

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Secured Committed Funding for 100% of Purchase Price

- Fully underwritten committed funding from banks obtained to fund acquisition
- **No placement of new CCT units**
- **No rights issue**

Even with 100% Debt Funding, Gearing is 40%

- CCT's strong balance sheet
  - *Asset size = S$5.3 billion as at 31 Dec 2007*

- CCT's low gearing
  - *Current gearing = 26.9%*

CapitaCommercial Trust

Timeline

Event	Date
Signed call option agreement	26 Mar 2008
Despatch of circulars to unitholders	May/Jun 2008
Extraordinary General Meeting	**Before 30 Jun 2008**
Completion of Acquisition	Before 31 July 2008

CapitaCommercial Trust

CapitaCommercial Trust

CapitaCommercial Trust Management Limited
39 Robinson Road
#18-01 Robinson Point
Singapore 068911
Tel: (65) 6536 1188
Fax: (65) 6533 6133
http://www.cct.com.sg

Contact:
Ho Mei Peng, Head, Investor Relations & Communications
(65) 6826 5586
ho.meipeng@capitaland.com

CapitaCommercial Trust

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RECEIVED
2008 APR 24 A 4: 20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CapitaLand

For Immediate Release
27 March 2008

NEWS RELEASE

CapitaLand to develop 1,400 homes in Ho Chi Minh City

Singapore, 27 March 2008 – CapitaLand, through its indirect wholly-owned subsidiary, CapitaLand (Vietnam) Holdings, has signed a conditional agreement with Thien Duc Co., Ltd ("Thien Duc"), to jointly develop a prime site in District 2, Ho Chi Minh City. CapitaLand, as the lead development manager, plans to build approximately 1,400 apartments and commercial and retail space on the 6.7-hectare site. The development will have an estimated total project value of US$500 million (S$690 million). The proposed joint venture arose from a recent strategic alliance formed between CapitaLand and Nam Thang Long Investment Joint-Stock Company, a Vietnam company specialising in real estate, transportation and chemical manufacturing.

CapitaLand will take a 60% stake in the proposed joint venture while Thien Duc will hold the balance 40% stake. Thien Duc, a privately-owned Vietnam real estate company, is one of CapitaLand's strategic partners in Vietnam and a shareholder of The Vista condominium in Ho Chi Minh City.

Mr Lui Chong Chee, CEO of CapitaLand Residential, said: "Ho Chi Minh City continues to be a key focus for our residential and other investments in Vietnam. For residential, given the rapid growth in population, increased affordability and tight supply, we are confident of strong sales, especially for well-designed homes. CapitaLand will continue to look for prime development sites, both in Ho Chi Minh City and Hanoi, to build quality homes for the residents of Vietnam."

Mr Chen Lian Pang, CEO of CapitaLand Residential Southeast Asia, said: "We are pleased to work with Thien Duc once again, following the successful launch of The Vista project last

year. We will build a high-rise condominium with 28 storeys on the site. Given the height advantage in a relatively low-rise neighbourhood, the majority of the apartments will enjoy sweeping views of the Saigon River and surrounding skyline. We target to launch the first phase of the development by the second quarter of 2009, and we are confident that the apartments will be ideal homes for Vietnamese professionals and their families, as well as for the expatriate community living in Ho Chi Minh City."

The site is located in District 2, an established and popular residential area. This is a serene neighbourhood well-served by amenities including a hypermart and international schools. The site is also a convenient 25-minute drive to the city centre via the newly completed Thu Thiem Bridge or the Saigon Bridge.

With the above acquisition, CapitaLand will be building a total of over 4,200 homes in Ho Chi Minh City, including The Vista condominium, a site in District 7, and two sites in District 9.

About CapitaLand Group (www.capitaland.com)

CapitaLand is the largest real estate company in Southeast Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Gulf Cooperation Council (GCC) countries. The company's real estate and hospitality portfolio spans more than 100 cities in over 20 countries. CapitaLand also leverages on its significant real estate asset base, financial skills and market knowledge to develop real estate financial products and services in Singapore and the region. The listed subsidiaries and associates of CapitaLand include The Ascott Group, Australand, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust, CapitaRetail China Trust and Quill Capita Trust.

Issued by: **CapitaLand Limited** *(Co. Regn: 198900036N)*
Date: **27 March 2008**

Singapore

Analyst Contact
Harold Woo, Investor Relations
DID : (65) 68233210
Email : harold.woo@capitaland.com

Media Contact
Nicole Neo, Communications
DID: (65) 68233218
Email : nicole.neo@capitaland.com

82 - 4507

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	27-Mar-2008 14:29:03
Announcement No.	00046

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	CapitaCommercial Trust - "Presentation Slides: Call Option for 1 George Street"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CCT.SlidesCallOption.27Mar08.pdf Total size = **507K** (2048K size limit recommended)

Close Window



Call Option for 1 George Street

27 Mar 2008

CapitaCommercial Trust

82 - 4507

Important Notice

The past performance of CapitaCommercial Trust ("CCT") is not indicative of the future performance of CCT. Similarly, the past performance of CapitaCommercial Trust Management Limited, as manager of CCT (the "CCT Manager") is not indicative of the future performance of the CCT Manager.

The value of units in CCT ("CCT Units") and the income derived from them may fall as well as rise. The CCT Units are not obligations of, deposits in, or guaranteed by, the CCT Manager. An investment in the CCT Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request that the CCT Manager redeem or purchase their CCT Units while the CCT Units are listed. It is intended that holders of the CCT Units may only deal in their CCT Units through trading on Singapore Exchange Securities Trading Limited (the "SGX-ST"). Listing of the CCT Units on the SGX-ST does not guarantee a liquid market for the CCT Units.

This presentation may contain forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other developments or companies, shifts in expected levels of occupancy rate, property rental income, charge out collections, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business.

You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of the CCT Manager on future events.

CapitaCommercial Trust

Agenda

1. 1 George Street
2. Call Option Agreement
3. Rationale for Acquisition of 1 George Street
4. Healthy Office Market Fundamentals
5. Next Step

CapitaCommercial Trust



1 George Street

New,
Premier Grade A
Office Building

CapitaCommercial Trust

Prominently Located within Core CBD



Clarke Quay
Chinatown
Raffles Place
ONE GEORGE STREET
Hongkong St
North Canal Rd
Lor Telok
Circular Rd
Boat Quay
Hong Lim Park
Upper Pickering St
Upper Hokien St
South Bridge Rd
George St
Pickering St
Great Eastern Centre
Hokien St
South Canal Rd
Synagogue St
OCBC Centre
Church St
Phillip St
Golden Shoe Carpark
Market St
UOB Plaza
Nankin St
China Square Central
China St
Pekin St
Far East Square
Cross St
Market Rd
Hong Lim Complex
N

✓ Walking distance to Raffles Place MRT station and Clarke Quay MRT station

✓ Other complementary Grade A office buildings in the vicinity

CapitaCommercial Trust

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Modern Premier Grade A Bldg Specifications

Address	1 George Street, Singapore 049145	
Title	99 years with effect from 22 January 2003 (94 years remaining)	
Land Area	60,242 sq ft (5,597 sq m)	
Gross Floor Area	556,639 sq ft (51,714 sq m)	
Net Lettable Area	**Total**	**447,999 sq ft (41,621 sq m)**
	Office	435,560 sq ft (40,465 sq m)
	Retail	12,439 sq ft (1,156 sq m)
Age of Building	3 years	
No. of Car Park Lots	178	
Committed Occupancy	100% (as at 31 December 2007)	
Accolade	Green Mark GOLD Award by Building and Construction Authority of Singapore	

CapitaCommercial Trust

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Call Option Agreement

CapitaCommercial Trust

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CCT obtains Call Option to Purchase 1 George Street

- CCT has right but not obligation from CapitaLand to buy 1 George Street at purchase price of S$1.165 billion or S$2,600 per sq ft of net lettable area
- CapitaLand will provide a yield-protection to CCT to ensure minimum net property income of S$49.5 million p.a. (or 4.25% p.a. of Purchase Price) for 5 years from the date of completion of Acquisition till 2013
- Subject to :
  - Completion of due diligence by CCT
  - Unitholders' approval at an EGM to be convened by 30 Jun 2008

CapitaCommercial Trust

Rationale for Acquisition of 1 George Street

CapitaCommercial Trust

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1 George Street Fits CCT's Investment Strategy

☑ Acquisition will be yield accretive

- Net property yield of 4.25% p.a. is more than the yield of 3.2%[1] from CCT's Grade A office assets

☑ Property has good growth potential

- At 4.25% p.a., the implied rental rate is about S$10.50 per sq ft → upside in rental

☑ Sustainable minimum returns due to Yield Protection → eliminates downside risk for 5 years and allows CCT to benefit from all upside

Note:

1. Based on the FY2008 net property income forecast shown in the CCT circular to unitholders dated 5 November 2007 and the valuation as at 1 December 2007

CapitaCommercial Trust

1 George Street Fits CCT's Investment Strategy

☑ Enhance quality of CCT portfolio

- Grade A prime office
- 3-year old new office
- Good tenant mix

☑ Increase asset size and benefit from economies of scale

Note:

1. Based on the FY2008 net property income forecast shown in the CCT circular to unitholders dated 5 November 2007 and the valuation as at 1 December 2007

Purchase Price of 1 George Street attractive compared with recent office transactions

Date	Office Building	Approx. Remaining Tenure	Price (S$ mil)	NLA (sqft)	Price (S$psf)
Jun 2007	1 Finlayson Green	FH	231	93,000	2,483
Jul 2007	One Raffles Quay (1/3 share each)	92 yrs	942	-	2,109
Aug 2007	Chevron House	81 yrs	730	262,232	2,785
Oct 2007	Dapenso Building	73 yrs	120	59,321	2,020
Dec 2007	Anson House	88 yrs	130	76,127	1,701
Dec 2007	78 Shenton Way	75 yrs	650	350,000	1,857
Jan 2008	79 Anson Road (55% stake)	FH	215	117,423	1,831
Jan 2008	Hitachi Tower	<999 yrs	811	279,560	2,900
Jan 2008	Singapore Power Building	66 yrs	1,010	557,000	1,813
Feb 2008	One Philip Street	<999 yrs	99	36,194	2,736

Source: CBRE, JP Morgan & CapitaLand Research

CapitaCommercial Trust

Blue-Chip Companies Enhance Profile of CCT's Tenant Base

Tenant Business Sector


21%
1%
1%
7%
12%
58%
Banking, Insurance & Financial Services
Legal
Business Management & Consultancy
IT Services & Consultancy / Internet Trading
Ancillary Food & Beverage
Others

Major 1 George Street Tenants include:
The Royal Bank of Scotland PLC
WongPartnership LLP
Borouge Pte. Ltd.
Lloyd's of London (Asia) Pte Ltd
Canadian High Commission

CapitaCommercial Trust

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Key Growth Driver in CCT's Portfolio
Office

Contribution to Gross Rental Income[1] will be INCREASED


Office,
59.2%
Hotels &
Convention
Centre,
14.2%
Retail,
26.6%

Before acquisition of 1 George Street


Office,[2]
68.7%
Hotels &
Convention
Centre,
10.9%
Retail,
20.4%

After acquisition of 1 George Street

Note:

1. Based on the monthly gross rental income for December 2007 for CCT's existing properties
2. Based on the derived gross rental income (including income support) from a net property income @ 4.25% property yield and assuming an operating margin of 75% and other income of the property of S$280,000 per month

CapitaCommercial Trust

Strengthens Income Contribution from Grade A office from 43% to 55%

Before acquisition of 1 George Street



Grade A Buildings, 43%
Others, 57%
Raffles City, 40%

After acquisition of 1 George Street



Grade A Buildings, 55%
Others, 45%
Raffles City, 32%

■ Capital Tower, 6 Battery Road, HSBC Building, and 1 George Street

■ Raffles City

□ Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park, Market Street Car Park and Wilkie Edge

Note:

1. Based on the FY2008 net property income forecast shown in the CCT circular to unitholders dated 5 November 2007

CapitaCommercial Trust

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Income Diversification

Maximum income[1] contribution by any single property reduced from 40% to **32%**


-1%
2%
3%
4%
4%
4%
5%
15
24%
40%
0%
2%
2%
3%
3%
4%
4%
12%
19%
20%
32%
Raffles City
OGS
6 Battery Road
Capital Tower
Starhub Centre
HSBC Building
Golden Shoe Car Park
Bugis Village
Robinson Point
Market Street Car Park
Wilkie Edge

Before acquisition of 1 George Street

After acquisition of 1 George Street

Note:

1. Based on the FY2008 net property income forecast shown in the CCT circular to unitholders dated 5 November 2007

CapitaCommercial Trust

Healthy Office Market Fundamentals

CapitaCommercial Trust

Healthy Office Absorption Expected


Singapore private office space (Central Area) – demand and supply
Ave annual supply = 2.4 mil sq ft
Ave annual demand during previous growth phase ('93 - '97) ~ 2 mil sq ft
Post-Asian financial crisis and SARs - weak demand & undersupply
Remaking of Singapore as global city
Ave annual supply =1.7 mil sq ft
Projected annual demand = 1.6 mil sq ft
4.0
2.0
0.0
-2.0
Office Space (mil sq ft)
1.0
1.4
2.7
3.8
1.1
supply forecast & projected take-up
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
Supply
Demand

Source: URA, CBRE & CapitaLand Research (Jan 2008)

Note: Central Area comprises 'The Downtown Core', 'Orchard' and 'Rest of Central Area'

CapitaCommercial Trust

Firm Lease Commitments for MBFC 3 years ahead of bldg completion

Key Financial Institutions in Marina Bay Financial Centre

Company	NFA (sqft)	Phase	Comments
Standard Chartered	508,298	1	85% or 24 floors in Tower 1
Natixis	65,000	1	3 floors in Tower 1
Wellington Inv Mgt	21,000	1	1 floor in Tower 1
Amex	50,000	1	2 floors in Tower 2
Barclays	100,000	1	4 floors in Tower 2
Pictet	25,000	1	Occupy Tower 2
Icap	35,000	1	Occupy Tower 2
Phase 1	**804,298 (50% of MBFC Phase 1 NFA)**		
DBS	700,000	2	22 floors in Tower 3
Phase 2	**700,000 (54% of MBFC Phase 2 NFA)**		
TOTAL	**1,504,298**		

Sources: MBFC; BNP Paribas estimates

CapitaCommercial Trust

Next Step

CapitaCommercial Trust

Next Step

- "Interested Party Transaction"
  - Subject to unitholders' approval at an EGM

- Manager will carry out:
  - Due diligence
  - Independent valuation
  - Appointment of Independent Financial Adviser

Secured Committed Funding for 100% of Purchase Price

- Fully underwritten committed funding from banks obtained to fund acquisition
- **No placement of new CCT units**
- **No rights issue**

CapitaCommercial Trust

Even with 100% Debt Funding, Gearing is 40%

- CCT's strong balance sheet
  - *Asset size = S$5.3 billion as at 31 Dec 2007*

- CCT's low gearing
  - *Current gearing = 26.9%*

CapitaCommercial Trust

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Timeline

Event	Date
Signed call option agreement	26 Mar 2008
Despatch of circulars to unitholders	May/Jun 2008
Extraordinary General Meeting	**Before 30 Jun 2008**
Completion of Acquisition	Before 31 July 2008

CapitaCommercial Trust

CapitaCommercial Trust Management Limited
39 Robinson Road
#18-01 Robinson Point
Singapore 068911
Tel: (65) 6536 1188
Fax: (65) 6533 6133
http://www.cct.com.sg

Contact:
Ho Mei Peng, Head, Investor Relations & Communications
(65) 6826 5586
ho.meipeng@capitaland.com

CapitaLand

SPRING singapore
Enabling Enterprise

News Release

31 March 2008
For Immediate Release

SPRING Singapore and CapitaLand Retail Co-Organise Inaugural Overseas Mission to China for Singapore SME Retailers

Over 20 retailers leave for Shenzhen-Shanghai-Beijing study trip to explore business expansion opportunities

Singapore, 31 March 2008 - CapitaLand Retail Limited ("CapitaLand Retail"), the retail real estate business unit of CapitaLand Limited, and SPRING Singapore ("SPRING"), Singapore's government agency for enterprise development, are pleased to launch the inaugural SPRING-CapitaLand Retail Overseas Mission to China ("OMC") for Singapore's Small Medium Enterprise ("SME") retailers. The objective of the four-day OMC, covering Shenzhen, Shanghai and Beijing, is to facilitate local retailers' understanding of the China retail market in the selected cities, encourage them to grow their business and expand overseas, as well as guide them to seek available government assistance schemes to aid them in their business expansion. The group of approximately 30, including over 20 retail SME bosses and their senior management staff and Mr Loh Khum Yean, Chief Executive of SPRING, depart for the OMC today.

Mr Loh Khum Yean, Chief Executive of SPRING Singapore, said, "SPRING Singapore welcomes CapitaLand Retail's initiative to bring retail SMEs to China. When CapitaLand Retail approached SPRING with the idea of a study trip for retail SMEs, we felt this would be a great opportunity to encourage SMEs who have not taken that first step into the China market to do so. Many of our retail SMEs have the capabilities to go overseas, but lack the experience, know-how and confidence. Through this study mission, participating retail SMEs would be able to tap on CapitaLand Retail's in-depth knowledge of China's retail scene, gain first-hand knowledge of the market opportunities available in major cities such as Beijing, Shanghai and Shenzhen, and familiarise themselves with the local business environment. They can then make a more informed decision on their growth plans."

Mr Pua Seck Guan, Chief Executive Officer of CapitaLand Retail Limited, said, "The SPRING-CapitaLand Retail Overseas Mission to China for Singapore's SME retailers is a key milestone in our pursuit to help local retailers expand overseas, particularly in countries where we have a presence. As one of the leading retail real estate players in China, with over 70 retail malls across 44 cities, we understand the dynamics of the China retail real estate industry and retail operating environment. We are thus able to share with the aspiring retailers, who have a keen interest to expand in China, the intricacies of operating in one of the world's fastest growing retail markets. CapitaLand Retail can also provide the retailers accessibility to a wide variety of malls, which would allow them to operate in a known environment and work with a familiar mall operator. We hope that the facilitation by an established retail mall owner and operator in China will give them the confidence to venture into the China retail market, help expedite their learning curve and gain scale quickly, which is a essential for any retail business."

Mr Low Cheong Kee, Managing Director of Home-Fix D.I.Y. Pte Ltd ,said, "We are confident that the collaborative effort between CapitaLand Retail and SPRING Singapore promises an insightful trip for small to medium-sized retailers like us who are looking to operate and expand in China. In addition to better understanding the China retail market from CapitaLand Retail, who can provide us with their perspective as a retail mall operator, I would really like to see for myself the various retail malls and concepts in the three buzzing cities, as well as to talk to fellow retailers who have successfully expanded overseas, so as to take home the best practices for implementation."

Mr Ng Whye Hoe, Managing Director of Pet Lovers' Centre Pte Ltd, said, "The SPRING-CapitaLand Retail mission to China provides a good platform for fellow retailers who are keen to grow regionally to come together to explore opportunities, exchange ideas and learn from one another. The retail landscape in a vast country like China is very different, particularly with unique peculiarity in each city. I believe the process to better understand the different markets can be made easier through CapitaLand Retail, which is one of the most dominant retail real estate players in China, and with the support from SPRING Singapore. The opportunity to meet up with Singapore retailers, who are already operating in China, as well as Chinese retailers will also help widen our perspective and knowledge of the China retail market. I applaud SPRING Singapore and CapitaLand Retail for their efforts in co-organising this mission."

Mr Gary Khoo, Managing Director of Spectacle Hut Pte Ltd, said, "This is a great initiative by CapitaLand Retail and SPRING Singapore and I made it a point to participate upon receiving the invitation. Understanding the retail business in China will take time and experience. I hope to leverage on the experience of CapitaLand Retail, who is fast becoming a household name in China, and strong support from SPRING Singapore, who is actively assisting retailers like us who are keen to globalise, to expedite my overseas expansion plan."

The OMC will see the retailers visiting selected retail malls, including some which are owned and managed by CapitaLand Retail, in Shenzhen, Shanghai and Beijing. In addition, CapitaLand Retail's General Manager in each region will provide the group with greater insights into the demographics, retail operating environment, leasing expectations and consumer trends in the respective city under their purview. Further networking and sharing opportunities are available in each city, where International Enterprise (IE) Singapore Overseas Centre Directors in China, as well as Singapore retailers who are established and operating in the respective cities, will join the group at the CapitaLand Retail-hosted dinners. IE Singapore, the government agency promoting overseas growth and international trade, hopes that the mission will boost local retailers' interest to expand into China and will continue to support their market entry efforts through its presence in nine Chinese cities.

Under the program, CapitaLand Retail and SPRING jointly identify and invite retailers with genuine interest and potential for overseas expansion. SPRING helps defray part of the qualifying retailer's travel and accommodation expenses, whilst CapitaLand Retail assists with on-ground program planning and execution. In addition, CapitaLand Retail also covers all on-ground expenses for the trip.

About SPRING Singapore (www.spring.gov.sg)

As the agency for enterprise development, SPRING Singapore aims to grow competitive and innovative enterprises.

We help to nurture a pro-business environment, facilitate the growth of industries and enhance innovation and enterprise capabilities of small and medium enterprises for better access to markets and business opportunities.

SPRING Singapore is also the national standards and conformance body. We help to lower technical barriers to trade, provide quality assurance for products and services and promote industry use of Singapore and international standards.

About CapitaLand Limited (www.capitaland.com)

CapitaLand is the largest real estate company in Southeast Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Gulf Cooperation Council ("GCC") countries.

The company's real estate and hospitality portfolio spans more than 100 cities in over 20 countries. CapitaLand also leverages on its significant real estate asset base, financial skills and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, Australand, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust, CapitaRetail China Trust and Quill Capita Trust.

About CapitaLand Retail Limited (www.capitalandretail.com.sg)

CapitaLand Retail Limited ("CapitaLand Retail") is the retail real estate business unit of the CapitaLand Group, which is one of the largest listed real estate companies in Asia. With a portfolio of over 110 retail malls in Singapore, China, India, Japan and Malaysia, comprising a total of over 54 million square feet of net lettable space, CapitaLand Retail is one of the leading retail mall owners and managers in Asia.

CapitaLand Retail is the market leader in Singapore, managing 17 retail properties in the suburban and central areas. The portfolio includes ION Orchard, the retail component of the iconic Orchard Turn integrated development located at the gateway of Orchard Road, one of the world's famous shopping streets; VivoCity, the largest destination mall in Singapore measuring over 1.0 million square feet; and Clarke Quay, Singapore's premier food and beverage, entertainment cum lifestyle riverfront precinct.

Overseas, CapitaLand Retail's landmark properties in China include Raffles City Shanghai, Xizhimen Mall in Beijing and CapitaRetail SZITIC • Xiangmihu Mall in Shenzhen. The geographically diversified portfolio of over 70 retail properties in 44 cities across China includes malls anchored by Beijing Hualian, Wal-Mart, Carrefour and many prominent local and international brand names.

Whether in Singapore or abroad, CapitaLand Retail's vision is to move beyond developing mere functional property space to create living, vibrant and integrated communities for shoppers and tenants. Through leveraging on its unique integrated retail real estate cum capital management platform, CapitaLand Retail seeks to maximise value and returns for retail real estate owners and investors.

Jointly Issued by:
SPRING Singapore
CapitaLand Limited *(Co. Regn: 198900036N)*

Date: 31 March 2008

SPRING Singapore Contact
LEE Shou Yin (Ms)
Manager, Corporate Communications
Tel : (65) 6279 3332
HP : (65) 9645 7837
E-mail: lee_shou_yin@spring.gov.sg

CapitaLand Retail Limited Contact
TONG Ka-Pin (Ms)
Head, Investor Relations & Corporate Communications
Tel : (65) 6826 5856
HP: (65) 9862 2435
Email: tong.ka-pin@capitaland.com

CapitaLand

For Immediate Release
31 March 2008

NEWS RELEASE

Organisational re-alignment at CapitaLand Group

Singapore, 31 March 2008 – CapitaLand Group today announced key organisational changes in line with its efforts to flatten the organisational structure to support its business growth. The changes, which will take effect from 1 April 2008, are also part of a job rotation programme for the CEOs within the Group to enhance their exposure to the different businesses.

The geographic footprint of the Group's residential business has grown significantly. In particular, China and Singapore will see a marked increase in the value and volume of residential units to be built over the next few years. CapitaLand China, in addition to building homes, has the added responsibilities to oversee the development of integrated projects like the Raffles City developments in Beijing, Chengdu and Hangzhou. In Singapore, CapitaLand manages a landbank with a few large-scale developments in the pipeline. Given the growth prospects in these two countries, Lim Ming Yan as CEO of CapitaLand China and Patricia Chia as CEO of CapitaLand Residential Singapore will report directly to Group President & CEO, Liew Mun Leong. Within this flattened organisational structure, the position of CEO of CapitaLand Residential is no longer necessary now.

Lui Chong Chee will take on the position as CEO of CapitaLand Financial Services (CFL) as part of the Group's wider job rotation programme for CEOs. This is in addition to his current portfolio as Chairman of Australand. For continuity in the financial services operations, Wen Khai Meng remains as the Co-CEO of CFL. Pua Seck Guan will relinquish his role as Co-CEO of CFL and continue to focus on building and expanding the Group's retail mall business in Singapore and abroad.

Wen Khai Meng will continue his current appointment as CEO of CapitaLand Commercial. In addition, he will now oversee the businesses in new markets namely Vietnam, India and Kazakhstan. Chen Lian Pang as CEO of Southeast Asia (excluding Singapore) and Ho Kiam Kheong, Senior Vice President of New Markets, will report to Wen Khai Meng. Chen Lian Pang will continue to remain as CEO of TCC Capital Land in Thailand.

Mr Liew Mun Leong, President & CEO of CapitaLand Group, said: "The CapitaLand Group has grown its footprint tremendously in its mainstay markets of Singapore, China and Australia, and in the new markets. The multi-sector businesses in these markets, especially China, require a flattened and nimble organisational structure for us to seek and secure opportunities. Besides the continued rotation programme for top management staff, we expect to augment the Group's management bench strength to drive business growth in all our markets."

Under the Group's new structure, the CEOs of all business units will report directly to Group President & CEO Liew Mun Leong. As for Tham Kui Seng and Kee Teck Koon, they will continue their roles as Chief Corporate Officer and Chief Investment Officer respectively.

Issued by: CapitaLand Limited (Co. Regn: 198900036N)
Date: 31 March 2008

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